FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 25, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

On June 30, 2008, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2008 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form includes;

I.	Executive summary of the Annual Securities Report, and

II.	English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for The Fiscal Year Ended March 31, 2008

Note:

1.	Translation for the underlined items are attached to this form as below.

2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report, are included on the consolidated financial statements, and those notes on this form solely for the convenience of the reader and have been translated at the rate of ¥99.85 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2004		2005	2006	2007	2008
Total revenue (Mil yen)	1,045,936		1,126,237	1,792,840	2,049,101	1,593,722
Net revenue (Mil yen)	803,103		799,190	1,145,650	1,091,101	787,257
Income (loss) from continuing operations before income taxes (Mil yen)	282,676		204,835	445,600	321,758	(64,588)
Net income (loss) (Mil yen)	172,329		94,732	304,328	175,828	(67,847)
Shareholders’ equity (Mil yen)	1,785,688		1,868,429	2,063,327	2,185,919	1,988,124
Total assets (Mil yen)	29,752,966		34,488,853	35,026,035	35,873,374	26,298,798
Shareholders’ equity per share (Yen)	919.67		962.48	1,083.19	1,146.23	1,042.60
Net income (loss) per share (Yen)	88.82		48.80	159.02	92.25	(35.55)
Net income (loss) per share—diluted (Yen)	88.82		48.77	158.78	92.00	(35.57)
Shareholders’ equity as a percentage of total assets (%)	6.0		5.4	5.9	6.1	7.6
Return on shareholders’ equity (%)	10.05		5.18	15.48	8.28	(3.25)
Price/earnings ratio (times)	21.34		30.74	16.51	26.61	—
Cash flows from operating activities from continuing operations (Mil yen)	(57,125)		(360,780)	(565,214)	(1,627,156)	(647,906)
Cash flows from investing activities from continuing operations (Mil yen)	20,971		(103,443)	(4,678)	(533,813)	(102,019)
Cash flows from financing activities from continuing operations (Mil yen)	201,267		448,531	829,219	1,568,703	942,879
Cash and cash equivalents at end of the year (Mil yen)	637,372		585,115	991,961	410,028	507,236
Number of staffs	14,024		14,390	14,932	16,854	18,026
[Average number of temporary staffs, excluded from above]	[2,997	]	[3,410 ]	[3,498 ]	[3,766 ]	[4,576 ]

(Notes)

1	The selected financial data were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Price/earnings ratio (times) is not stated for the year ended March 31, 2008 due to net loss.

3	Effective with the year ended March 31, 2007, cash flows from loans receivable at banks were reported as investing activities which had been in prior years classified as operating activities and cash flows from deposits received at banks were reported as financing activities which had been in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2004	2005	2006
Cash flows from operating activities from continuing operations (Mil yen)	(78,375)	(278,929)	(566,327)
Cash flows from investing activities from continuing operations (Mil yen)	45,471	(121,824)	27,439
Cash flows from financing activities from continuing operations (Mil yen)	198,017	385,061	798,215

4	In accordance with SFAS No.144, “ Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as income from discontinued operations, and such amounts of the previous years were not significant.

5	In accordance with SFAS No.144, “ Accounting for the Impairment or Disposal of Long-Lived Assets,” cash flows from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as cash flows from discontinued operations. Such reclassification have been made in “ Cash flows from investing activities from continuing operations “ and “ Cash and cash equivalents at end of the year “. The amounts previously reported are as follows:

Year ended March 31	2005
Cash flows from investing activities from continuing operations (Mil yen)	(32,564)
Cash and cash equivalents at end of the year (Mil yen)	724,637

6	Changes in the fair value of derivatives that are economically used to hedge non - trading assets and liabilities, but that do not meet the criteria in SFAS No.133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005 changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2004
Total revenue (Mil yen)	1,099,546

7	Effective with the year ended March 31, 2005, changes in Other secured borrowings which were previously included in Cash flows from financing activities from continuing operations are included in Cash flows from operating activities from continuing operations. Such reclassification have been made in “ Cash flows from operating activities from continuing operations “ and “ Cash flows from financing activities from continuing operations “. The amounts previously reported are as follows:

Year ended March 31	2004
Cash flows from operating activities from continuing operations (Mil yen)	(1,825,894)
Cash flows from financing activities from continuing operations (Mil yen)	1,945,536

8	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

9	Certain contract employees who were previously included in temporary staff are included in Number of staffs for the year ended March, 2008. Such numbers previously reported have been reclassified to conform to the current year presentation. The numbers previously reported are as follows:

	2004		2005		2006		2007
Number of staffs	13,987		14,344		14,668		16,145
[Average number of temporary staffs, excluded from above]	[3,107	]	[3,563	]	[3,779	]	[4,434	]

10	With the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings for the year ended March 31, 2008.

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2004		2005		2006		2007		2008
Operating revenue (Mil yen)	135,341		269,600		220,699		340,886		419,649
Ordinary income (Mil yen)	39,448		179,408		131,282		207,221		246,231
Net income (Mil yen)	33,374		148,113		17,878		158,235		53,985
Common stock (Mil yen)	182,799		182,800		182,800		182,800		182,800
Number of issued shares (1,000 shares)	1,965,919		1,965,920		1,965,920		1,965,920		1,965,920
Shareholders’ equity (Mil yen)	1,367,005		1,485,538		1,446,649		1,475,328		1,423,661
Total assets (Mil yen)	2,469,719		3,010,792		3,627,776		4,438,039		4,449,810
Shareholders’ equity per share (Yen)	703.76		764.88		758.96		772.51		740.17
Dividend per share (Yen)	15.00		20.00		48.00		44.00		34.00
The first quarter	[—]		[—]		[—]		[8.00	]	[8.50	]
The second quarter	[7.50	]	[10.00	]	[12.00	]	[8.00	]	[8.50	]
The third quarter	[—]		[—]		[—]		[8.00	]	[8.50	]
The end of a term	[7.50	]	[10.00	]	[36.00	]	[20.00	]	[8.50	]
Net income per share (Yen)	17.19		76.26		9.34		82.97		28.27
Net income per share—diluted (Yen)	17.19		76.21		9.32		82.59		28.07
Shareholders’ equity as a percentage of total assets (%)	55.4		49.3		39.9		33.2		31.7
Return on shareholders’ equity (%)	2.46		10.38		1.22		10.84		3.74
Price/earnings ratio (times)	110.20		19.67		281.05		29.59		52.71
Payout Ratio (%)	87.30		26.23		513.92		53.03		120.27
Dividend on shareholders’ equity (%)	2.13		2.61		6.32		5.69		4.60
Number of staffs	7		7		19		21		52
[Average number of temporary staffs, excluded from above]	[—]		[—]		[—]		[—]		[—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Nomura Holdings, Inc. (hereinafter “the Company”) started quarterly dividend payments from the fiscal year ended March 31, 2007

3	Dividend per share figures in the columns of the second quarters as of the fiscal year ended March 31, 2004, 2005 and 2006 represent interim dividend.

4	Number of staffs represents staffs who work at the Company.

5	The amounts presented for the fiscal year ended March 31, 2005 or after are rounded. The amounts presented for the fiscal year ended March 31, 2004 are truncated.

6	The Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet “ (Corporate Accounting Standards No. 8) for presentation of Net Assets in the Balance Sheet from the fiscal year ended March 31, 2007.

3. Business Overview.

Nomura Holdings, Inc. and its consolidated subsidiaries and variable interest entities (VIEs) of 313 primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing. There are also 23 affiliated companies accounted for under the equity method as at March 31, 2008.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

JOINVEST Securities Co., Ltd.

Nomura Healthcare Co., Ltd.

Private Equity Funds Research and Investments Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura America Mortgage Finance, LLC

NHI Acquisition Holding Inc.

Instinet Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Capital Markets plc

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2006 are based on our consolidated financial information submitted on June 29, 2006, and certain reclassifications of reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy saw moderate growth through mid-2007 supported by balanced domestic and overseas demand. From the second half of the year, however, corporate earnings slowed and capex growth weakened amid deteriorating business confidence triggered by the U.S. subprime loan (mortgages to individuals with low credit standing) crisis and surging energy and materials prices. The income environment in the household sector was supported by continued labor shortages, but consumer spending recovered only slightly as sentiment was hurt by rising prices and stock market declines. During this time, exports to the United States weakened, but the Japanese economy was supported by generally healthy exports to China and other emerging economies.

Corporate earnings have expanded steadily since the fiscal year ended March 2003, and this trend was maintained in the year under review, marking the sixth straight year of growth. The automobile, machinery and other manufacturing industries underpinned corporate earnings growth during the year, but earnings slowed in the second half on surging energy and materials prices and on U.S. dollar and stock price weakness, prompted by financial market turbulence and concerns of a U.S. slowdown.

The stock market hovered near its highest level for 15 years in the first half of 2007 but then saw a major correction from July 2007 through March 2008. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, reached 1,800 for the first time in roughly 15 years in February 2007. However, it fell back to around 1,150 by March 2008 amid U.S. dollar depreciation in tandem with instability in the U.S. and other stock markets overseas from July. The TOPIX was largely flat between the end of March 2006 (1,728.16) and the end of March 2007 (1,713.61), but ended March 2008 at 1,212.96, down 29% year on year. Similarly, the Nikkei Stock Average was little changed between the end of March 2006 (17,059.66) and the end of March 2007 (17,287.65), but ended March 2008 down 28% for the year, at 12,525.54.

Yields on newly issued 10-year Japanese Government bonds held in a narrow range of around 1.6% until mid-April 2007, but then rose through to July on heightened expectations of a policy rate rise by the Bank of Japan, reaching over 1.9% at one point. In the second half of the year, however, yields fell, briefly slipping below 1.2% in March as funds shifted to government bonds amid U.S. dollar and share price weakness and as perceptions spread that the Bank of Japan was unlikely to raise its policy rate.

In foreign exchange markets, fund flows targeting the differential between low interest rates in Japan and relatively high rates overseas intensified in the first half of 2007. After trading at the ¥115 level against the U.S. dollar and ¥154 against the euro in March, the yen weakened to ¥124 and ¥168, respectively, in between June and July. However, subsequent turmoil in global financial markets originating in the United States led to anticipation of aggressive interest rate cuts in the United States and a narrowing of the gap between U.S. and Japanese rates, triggering a reversal in fund flows with the yen briefly appreciating to the ¥95 level against the U.S. dollar and the ¥151 level against the euro in March. Meanwhile, with markets seeing the United States as the epicenter of turbulence in financial markets, trust in the U.S. dollar was shaken and the currency briefly fell to a record low of $1.58 against the euro. Foreign exchange markets regained some stability from April.

Overseas

Among the economies of the world’s leading industrialized nations, economic growth slowed in the United States from the second half of 2007 and concerns of a slowdown spread in Europe. International commodity prices stayed within a narrow range until mid-2007 but subsequently rose strongly as investors sought new vehicles for their funds amid financial market turmoil. While U.S. authorities aggressively cut interest rates in an effort to alleviate fallout from financial markets, the European Central Bank (ECB) refrained from making any cuts on concerns of inflationary pressures. Inflation also remained a concern in China, where authorities continued to take measures to rein in an overheated economy.

In the United States, real GDP growth slowed to 2.2% in 2007, from 2.9% in 2006, with corporate sector capital expenditure underpinning economic growth as earnings recovered. However, there was a marked drop in housing investment amid rising interest rates, falling house prices, and a more risk-averse lending stance on the part of financial institutions. Consumer sentiment, meanwhile, was hurt by labor market weakness. Although benefits may emerge from financial easing measures and tax rebates implemented to date, as well as from a boost to exports from the weaker U.S. dollar, there is still a risk the United States will fall into recession.

The Federal Reserve Board, or FRB, held its Federal funds target rate at 5.25% from June 2006 until September 2007, when it began implementing a string of rate cuts in response to financial market turmoil. Through the Federal Open Market Committee meetings held until April 2008, the FRB cut its target rate seven times to 2.00%. Since then it has focused on returning stability to the markets, propping up the economy, and avoiding accelerating inflation. Before the U.S. subprime loan problem spread, the Dow Jones Industrial Average was close to 14,000, but it then fell back to below 12,000 at one point in March 2008 as investors became more risk averse. The yield on 10-year U.S. Treasuries exceeded 5% in July 2007, but as investors became more risk averse and the FRB actively implemented financial easing measures, yields fell sharply, reaching the mid-3% level in March 2008 then, holding below 4% thereafter.

European economies saw a moderate slowdown in growth in 2007, with real GDP growth in the Eurozone declining to 2.6% in 2007, from 2.9% in 2006. The ECB gradually raised its benchmark interest rate from the end of 2005, with eight increases putting it at 4.00% in June 2007, but it has since held it there as it keeps a close watch on inflation and signs of economic slowdown. In equity markets, shares traded in a high range in 2007 with Europe seen as a safe haven for U.S.-invested funds. As market turmoil spread, however, share prices in 2008 fell by some 20% to a year-to-date low in March.

Asian economies other than Japan generally maintained similar high growth in 2007 as seen in 2006, despite growing concerns of an economic slowdown from the second half of the year. The Chinese economy again recorded real GDP growth of more than 10%, and the Chinese government is continuing with its fiscal tightening measures to counter the threat of an overheating economy. The Indian economy grew around 9%, as in 2006.

Executive Summary

Although the Japanese economy expanded during the year under review, extending the longest period of economic expansion since the end of World War II, economic sentiment in Japan declined from the summer months of 2007 onward in conjunction with the growing severity of the U.S. subprime loan crisis. On top of low growth in wages, household spending was suppressed by the high price of crude oil, incidents of false labeling on food, and amendments to Japan’s Building Code. Meanwhile, the corporate sector continued to enjoy strong exports, supported by the expansion of emerging economies. Although recurring profits growth rates among major listed companies lost some upwards momentum during the period, recurring profits are expected to have increased for the sixth straight year, the longest continuous period of growth since the end of World War II. After the Tokyo Stock Price Index (TOPIX) marked a high for the period in July 2007, the stock market subsequently corrected, and in March 2008 the TOPIX index fell to its lowest level since June 2005. Amid this market environment, companies executed a record high level of share repurchases during the year under review, with the corporate sector becoming the largest net buyer of stocks during the period. Meanwhile, foreign investors continued to play a leading role in stock market trading, but became net sellers from the summer of 2007 onwards, amid the deepening global credit squeeze resulting from expanding losses by U.S. and European financial institutions. In the bond market, the yield on newly issued 10-year Japanese government bonds rose to near 2.0% in June 2007, but then retreated to the 1.2% range by March 2008 due to receding expectations for an additional interest rate hike by the Bank of Japan. Investors favored government bonds with extremely low default risk, as participants in global markets increasingly looked to avoid credit risk. As a result, the environment for listed companies to raise funds by issuing equity or debt through domestic and overseas capital markets gradually deteriorated during the period. In this environment, net revenue decreased 28% year-on-year to ¥787.3 billion, non-interest expenses increased 11% year-on-year to ¥851.8 billion, loss before income taxes was ¥64.6 billion, and net loss was ¥67.8 billion. As a result, ROE for the full year was negative 3.3%.

In Domestic Retail, net revenue for the year ended March 31, 2008 was ¥402.0 billion, down 9% from the previous year, and income before income taxes was ¥122.3 billion, down 24% from the previous year. The overall market slump triggered by turmoil in the global financial markets led to a drop-off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year. Domestic client assets in Domestic Retail (including regional financial institutions) and Financial Management Division have declined to ¥72.2 trillion as of March 31, 2008 due to the impact of the downturn in the stock market.

In Global Markets, net revenue for the year ended March 31, 2008 was ¥95.6 billion, down 67% from the previous year, and loss before income taxes was ¥226.2 billion. The environment in Global Fixed Income remained harsh as a global credit crunch sparked by U.S. subprime problems hit and the yen appreciated sharply. Amid this environment, Global Fixed Income revenue declined as a result of net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors), a realized loss booked on our exit from the U.S. RMBS-related business, and realized and unrealized losses in the U.S. CMBS-related business. In Global Equity, although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue. Meanwhile, expenses increased due to the acquisition of Instinet.

In Global Investment Banking, net revenue for the year ended March 31, 2008 was ¥83.1 billion, down 16% from the previous year, and income before income taxes was ¥22.8 billion, down 49% from the previous year. While M&A-related business remained strong and we maintained our high market share, revenue decreased due to a marked decline in overall transaction value in the equity finance market.

In Global Merchant Banking, net revenue for the year ended March 31, 2008 was ¥64.8 billion, almost the same level as the previous year, and income before income taxes was ¥53.3 billion, increased by 1% from the previous year. We booked realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of Annington in the UK, both Terra Firma Investments, as well as on the sale of our stake in Nomura Principal Finance investee companies, Sliontec and Wanbishi Archives.

In Asset Management, net revenue for the year ended March 31, 2008 was ¥90.6 billion, up 1% from the previous year, and income before income taxes was ¥31.0 billion, down 15% from the previous year. Firm sales of newly-launched funds and existing balanced funds, as well as new mandates in the domestic and overseas investment advisory business, helped boost assets under management. However, deteriorating market conditions due to the slump in stock prices and appreciation of the yen led to a decrease in the outstanding balance of assets under management to ¥25.8 trillion. Although asset management and portfolio service fees increased, unrealized losses were recognized on pilot funds and seed money for new product development and revenue was flat compared to the prior year, which included realized gains booked on sales of affiliated companies. Compensation and benefits were up due to increased headcount, and information technology expenses increased due to new investment.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues:
Commissions	¥356,325	¥337,458	¥404,659	$4,053
Fees from investment banking	108,819	99,276	85,096	852
Asset management and portfolio service fees	102,667	145,977	189,712	1,900
Net gain on trading	304,223	290,008	61,720	618
Gain on private equity investments	12,328	47,590	76,505	766
Gain (loss) on investments in equity securities	67,702	(20,103)	(48,695)	(488)
Private equity entities product sales	88,210	100,126	—	—
Other	58,753	67,425	28,185	282

Total Non-interest revenues	1,099,027	1,067,757	797,182	7,983
Net interest revenue	46,623	23,344	(9,925)	(99)

Net revenue	1,145,650	1,091,101	787,257	7,884
Non-interest expenses	700,050	769,343	851,845	8,531

Income (loss) from continuing operations before income taxes	445,600	321,758	(64,588)	(647)
Income tax expense	188,972	145,930	3,259	32

Income (loss) from continuing operations	256,628	175,828	(67,847)	(679)
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	99,413	—	—	—
Income tax expense	51,713	—	—	—

Gain on discontinued operations	47,700	—	—	—

Net income (loss)	¥304,328	¥175,828	¥(67,847)	$(679)

Return on equity	15.5%	8.3%	(3.3)%

For the year ended March 31, 2008, our Global Markets reported a loss, both in conjunction with the posting of losses in the mortgage finance business due to turmoil in the U.S. subprime mortgage market, as well as the posting of net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors). Impacted by this loss in the Global Markets, loss from continuing operations before income taxes was ¥64,588 million and loss from continuing operations was ¥67,847 million. In the mortgage finance business, a realized loss of ¥100,705 million was booked on our exit from the U.S. RMBS-related business and realized and unrealized losses of ¥29,819 million was booked from the U.S. CMBS-related business. As of March 31, 2008, our exposure to U.S. RMBS-related business was nil, and our exposure to U.S. CMBS-related business was ¥131.1billion. In transactions with monoline insurers (financial guarantors), a loss of ¥130,735 million was booked as a result of net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors). As of March 31, 2008, our net exposure, or gross exposure less counterparty risk reserves and other adjustments, to monoline insurers (financial guarantors) was $907 million. See “Exposures to monoline insurers (financial guarantors)” for further information.

Net revenue decreased by 28% from ¥1,091,101 million for the year ended March 31, 2007 to ¥787,257 million for the year ended March 31, 2008. Commissions increased by 20%, due to an increase in stock brokerage commissions resulting from the consolidation of Instinet. Asset management and portfolio service fees also increased by 30%, due primarily to firm sales of newly-launched funds and existing balanced funds. Net gain on trading decreased by 79%, driven primarily by losses from Global Markets described above. Gain on private equity investments increased by 61% from the previous financial year, due to realized and unrealized gains resulting from the sale and valuation at fair value of investee companies. We recorded losses on our investments in equity securities due to the stagnation of the stock market.

Net revenue decreased by 5% from ¥1,145,650 million for the year ended March 31, 2006 to ¥1,091,101 million for the year ended March 31, 2007. Commissions decreased by 5%, due to a drop in stock brokerage commissions, reflecting a decline in equity agency transaction value, while there was an increase in commissions for distribution of investment trusts. Asset management and portfolio service fees also increased by 42% due primarily to the growth in the net assets of publicly offered investment trusts. Gain on private equity investments increased by 286% from the previous financial year, due to realized and unrealized gains resulting from the sale of stakes in the companies we invested in. We recorded losses on our investments in equity securities compared to gains in the previous financial year, when stock markets were strong.

Net interest revenue was ¥46,623 million for the year ended March 31, 2006, ¥23,344 million for the year ended March 31, 2007 and negative ¥9,925 million for the year ended March 31, 2008. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 31, 2008 turned negative, declining by ¥33,269 million from the year ended March 31, 2007. Rising short-term interest rates and falling long-term interest rates on the yen affected net interest revenue of the company adversely, causing a general rise in the funding cost and decline in coupon received on bonds. Reorganization of the U.S. business has reduced the volume of U.S. dollar repo transactions, so even though the U.S. dollar yield curve had shifted downward while steepening during the year, the positive impact on net interest revenue was limited. Net interest revenue for the year ended March 31, 2007 declined by 50% from the year ended March 31, 2006. There were several causes of the decline in net interest revenue: rising short-term interest rates causing funding costs to rise, reduction of high-yielding bond positions due to business reorganization, and reduction in coupon received on the mortgage finance positions due to increasing delinquencies.

In our consolidated statements of operations, we include under “Revenue” gain (loss) on investments in equity securities. We recorded gains on such investments in the amount of ¥67,702 million for the year ended March 31, 2006 and losses on such investments in the amount of ¥20,103 million and ¥48,695 million for the years ended March 31, 2007 and 2008, respectively. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 11% from ¥769,343 million for the year ended March 31, 2007 to ¥851,845 million for the year ended March 31, 2008. The increase in non-interest expenses was mainly due to other expenses and commissions and floor brokerage, offset by private equity entities cost of goods sold. Private equity entities cost of goods sold was no longer posted for the year ended March 31, 2008 as a result of deconsolidation of private equity entities with the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”. Other expenses increased by 48% from ¥106,039 million for the year ended March 31, 2007 to ¥156,868 million for the year ended March 31, 2008, mainly due to an impairment loss for an affiliated company which was included other expenses. Commissions and floor brokerage increased by 78% from ¥50,812 million for the year ended March 31, 2007 to ¥90,192 million for the year ended March 31, 2008, due primarily to the consolidation of Instinet.

Non-interest expenses increased by 10% from ¥700,050 million for the year ended March 31, 2006 to ¥769,343 million for the year ended March 31, 2007. The increase in non-interest expenses was mainly due to compensation and benefits and information processing and communications. Compensation and benefits increased by 6% from ¥325,431 million for the year ended March 31, 2006 to ¥345,936 million for the year ended March 31, 2007, resulting from the increase in headcount. Information processing and communications increased by 23% from ¥89,600 million for the year ended March 31, 2006 to ¥109,987 million for the year ended March 31, 2007, due primarily to an increase of IT investments.

Income from continuing operations before income taxes was ¥445,600 million for the year ended March 31, 2006, ¥321,758 million for the year ended March 31, 2007 and loss from continuing operations before income taxes was ¥ 64,588 million for the year ended March 31, 2008.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for loss from continuing operations for the year ended March 31, 2008 was ¥3,259 million, representing an effective tax rate of negative 5.0%. The effective tax rate was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance as a result of reflecting several factors. The increase mainly relates to the non-recoverability of losses in certain U.S. subsidiaries and future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, it resulted in a decreasing effective tax rate for the year ended March 31, 2008 by approximately 166.3% due to loss from continuing operations. Another significant factor causing the difference was a tax benefit recognized on the devaluations of investment in a foreign subsidiary company. This had the effect of increasing the effective tax rate for the year ended March 31, 2008 by approximately 121.6% due to the same reason described above.

Income tax expense for Income from continuing operations for the year ended March 31, 2007 was ¥145,930 million, representing an effective tax rate of 45.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2007 by approximately 11.6%. Second, tax benefit has been recognized on the devaluations of investments in subsidiary companies, mainly overseas. This had the effect of decreasing the effective tax rate for the year ended March 31, 2007 by approximately 8.0%.

Income tax expense for Income from continuing operations for the year ended March 31, 2006 was ¥188,972 million, representing an effective tax rate of 42.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the local taxes in Japan and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2006 by approximately 12.3%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2006 by approximately 10.5%.

On January 31, 2006, we sold our stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in our private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and its results of operations, including the gain on sale, and cash flows are separately reported.

Net income was ¥304,328 million for the year ended March 31, 2006, ¥175,828 million for the year ended March 31, 2007 and net loss was ¥67,847 million for the year ended March 31, 2008. Our return on equity was 15.5% for the year ended March 31, 2006, 8.3% for the year ended March 31, 2007, and negative 3.3% for the year ended March 31, 2008.

Exposures to monoline insurers (financial guarantors)

The following table sets forth our gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe as of March 31, 2008.

	(U.S. dollars in millions)
Credit Rating(1)	Gross Exposure(2)	Counterparty Risk Reserves and other Adjustments	Net Exposure	CDS Protection
AAA	$903	$160	$743	$416
AA	188	41	147	177
A	16	—	16	—

Total	1,107	201	907	593

Others	1,278	1,278	—	153

(1)	Based on Standard & Poor’s or Moody’s Investors Service as of March 31, 2008 depending on which rating is lower. Since April 1, 2008, these rating agencies have announced a downgrading of their credit ratings of certain monoline insurers (financial guarantors), as a result of which we may determine to recognize additional counterparty risk reserves and other adjustments with respect to our gross exposures relating to such monoline insurers (financial guarantors).
(2)	There is no exposure related to U.S. RMBS as reference assets.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside our segment information. The effects of consolidation and deconsolidation of certain investments in our private equity business were also classified as reconciling items outside our segment information for the year ended March 31, 2006 and 2007, while there is no reconciling item for the year ended March 31, 2008 due to the application of SOP 07-1, which resulted in all investments made by investment companies within the scope of the guide being carried at fair value with changes in fair value recognized in our consolidated financial statements. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 20 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 20. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥442,981	¥434,701	¥395,887	$3,965
Net interest revenue	3,554	5,417	6,131	61

Net revenue	446,535	440,118	402,018	4,026
Non-interest expenses	249,330	279,253	279,702	2,801

Income before income taxes	¥197,205	¥160,865	¥122,316	$1,225

Net revenue for the year ended March 31, 2008 was ¥402,018 million, decreasing 9% from ¥440,118 million for the year ended March 31, 2007. The overall market slump triggered by turmoil in the global financial markets led to a drop-off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year.

Net revenue for the year ended March 31, 2007 was ¥440,118 million, decreasing 1% from ¥446,535 million for the year ended March 31, 2006, due primarily to a decline in equity agency transaction value led to a drop in stock brokerage commissions. However, the effect was largely offset by robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees.

Non-interest expenses for the year ended March 31, 2008 were ¥279,702 million, almost at the same level as ¥279,253 million for the year ended March 31, 2007, due primarily to an increase in occupancy and related depreciation due to the expansion of branches offset by a decrease in compensation and benefits.

Non-interest expenses for the year ended March 31, 2007 were ¥279,253 million, increasing 12% from ¥249,330 million for the year ended March 31, 2006, due primarily to an increase in our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure.

Income before income taxes was ¥197,205 million for the year ended March 31, 2006, ¥160,865 million for the year ended March 31, 2007, and ¥122,316 million for the year ended March 31, 2008.

The graph below shows the revenue composition by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2006, 2007, and 2008.

As described above, revenue composition of investment trusts and asset management increased from 31% for the year ended March 31, 2007 to 33% for the year ended March 31, 2008, and from 12% for the year ended March 31, 2007 to 16% for the year ended March 31, 2008, respectively due primarily to robust distribution of newly-launched investment trusts, especially for bond investment trusts. Revenue composition of bonds increased from 22% for the year ended March 31, 2007 to 24% for the year ended March 31, 2008, due primarily to robust sale of foreign currency bonds in the second half of the year. Revenue composition of equities decreased from 32% for the year ended March 31, 2007 to 24% for the year ended March 31, 2008, due primarily to a drop-off in stock subscriptions and purchases. Revenue composition of variable annuity insurance unchanged from the previous year as of March 31, 2008.

Domestic client assets

The following graph shows amounts and details regarding domestic client assets at March 31, 2006, 2007, and 2008. Domestic client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products in Domestic Retail (including regional financial institutions) and Financial Management Division.

Domestic Client Assets

Domestic client assets decreased by ¥13.0 trillion from ¥85.2 trillion at March 31, 2007 to ¥72.2 trillion at March 31, 2008, due primarily to a decrease in the balance of equity securities. The balance of our clients’ investment trusts decreased 5% from ¥14.1 trillion at March 31, 2007 to ¥13.4 trillion at March 31, 2008, reflecting net cash inflows by clients of ¥1.5 trillion and market depreciation of ¥2.2 trillion.

Domestic client assets increased by ¥4.7 trillion from ¥80.5 trillion at March 31, 2006 to ¥85.2 trillion at March 31, 2007, due primarily to net new money. The balance of our clients’ investment trusts increased 16% from ¥12.1 trillion at March 31, 2006 to ¥14.1 trillion at March 31, 2007, reflecting net cash inflows by clients of ¥2.0 trillion.

Global Markets

We have a proven track record of sales and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Domestic Retail and Asset Management. This cross-divisional approach also extends to Global Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base at a maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to pinpoint what types of products investors are currently looking for and then develop and deliver a line of products that meet their needs.

Operating Results of Global Markets

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥327,716	¥285,088	¥145,192	$1,454
Net interest revenue	43,392	4,940	(49,595)	(496)

Net revenue	371,108	290,028	95,597	958
Non-interest expenses	213,387	231,222	321,794	3,223

Income (loss) before income taxes	¥157,721	¥58,806	¥(226,197)	$(2,265)

Net revenue decreased by 67% from ¥290,028 million for the year ended March 31, 2007 to ¥95,597 million for the year ended March 31, 2008. In Global Fixed Income, the environment remained harsh as a global credit crunch sparked by subprime problems hit and the yen appreciated sharply. Net revenue declined due to net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors), a realized loss booked on our exit from the U.S. RMBS-related business, and realized and unrealized losses in the U.S. CMBS-related business. In Global Equity, although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue.

Net revenue decreased by 22% from ¥371,108 million for the year ended March 31, 2006 to ¥290,028 million for the year ended March 31, 2007, due primarily to a decline in revenue as a result of weak trading reflecting changes in the interest rate and currency market environments in Global Fixed Income. Also trading revenue in Global Equity declined as equity market volatility remained low.

Non-interest expenses increased by 39% from ¥231,222 million for the year ended March 31, 2007 to ¥321,794 million for the year ended March 31, 2008, due primarily to increases in commissions and floor brokerage, other expenses on transactions and compensation and benefits resulting from the consolidation of Instinet.

Non-interest expenses increased by 8% from ¥213,387 million for the year ended March 31, 2006 to ¥231,222 million for the year ended March 31, 2007, due primarily to increases in compensation and benefits and commissions and floor brokerage resulting from the consolidation of Instinet.

Income before income taxes was ¥157,721 million for the year ended March 31, 2006, ¥58,806 million for the year ended March 31, 2007 and loss before income taxes was ¥226,197 million for the year ended March 31, 2008.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2006	2007	2008
Nomura’s Share in Japanese Government bond auctions	11%	11%	11%
Nomura’s Share in secondary bond trading	13%	13%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

	March 31
Stock Market Index	2006	2007	2008
TOPIX	1,728.16	1,713.61	1,212.96
	46.2%	(0.8)%	(29.2)%
Nikkei 225 (“Nikkei Stock Average”)	17,059.66	17,287.65	12,525.54
	46.2%	1.3%	(27.5)%

The Tokyo Stock Price Index, or TOPIX reached 1,800 for the first time in roughly 15 years in February 2007. However, it fell back to around 1,150 by March 2008 amid U.S. dollar depreciation in tandem with instability in U.S. and other stock markets overseas from July. The TOPIX was largely flat between the end of March 2006 (1,728.16) and the end of March 2007 (1,713.61), but dropped down at 1,212.96 ended March 2008. Similarly, the Nikkei Stock Average was little changed between the end of March 2006 (17,059.66) and the end of March 2007 (17,287.65), but ended March 2008 down at 12,525.54. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2006	2007	2008

Total equity trading market in Japan	7%	7%	7%
Off-floor/off-exchange equity trading market in Japan	21%	21%	21%

Global Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity, and other instruments in the major markets of Asia, Europe, and the U.S. regions. We have been enhancing our M&A and financial advisory capabilities for cross-regional deals as well as deals within each region.

Operating Results of Global Investment Banking

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥98,087	¥97,427	¥81,305	$814
Net interest revenue	1,579	1,760	1,804	18

Net revenue	99,666	99,187	83,109	832
Non-interest expenses	48,127	54,783	60,336	604

Income before income taxes	¥51,539	¥44,404	¥22,773	$228

Net revenue decreased by 16% from ¥99,187 million for the year ended March 31, 2007 to ¥83,109 million for the year ended March 31, 2008, due primarily to a marked decline in overall transaction value in the equity finance market, while the M&A-related business remained strong and we maintained our high market share.

Net revenue was ¥99,187 million for the year ended March 31, 2007 around the same level as the previous year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up.

Non-interest expenses increased by 10% from ¥54,783 million for the year ended March 31, 2007 to ¥60,336 million for the year ended March 31, 2008, due primarily to higher compensation and benefits.

Non-interest expenses increased by 14% from ¥48,127 million for the year ended March 31, 2006 to ¥54,783 million for the year ended March 31, 2007, due primarily to higher compensation and benefits reflecting an increase in the headcount in our international operations.

Income before income taxes was ¥51,539 million for the year ended March 31, 2006, ¥44,404 million for the year ended March 31, 2007 and ¥22,773 million for the year ended March 31, 2008.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equity in Japan.

	Year Ended March 31
	2006	2007	2008
Nomura’s Share in Japanese IPOs	20%	21%	44%
Nomura’s Share in Japanese Public Offerings	27%	40%	42%
Nomura’s Share in Japanese Straight Bonds	18%	14%	16%
Nomura’s Share in Japanese Samurai Bonds	13%	13%	10%

Global Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. Our Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Our principal finance investments in Europe have been primarily managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Global Merchant Banking

	Year Ended March 31
	2006	2007	2008
	(in millions)
Non-interest revenues	¥80,402	¥77,325	¥74,795	$749
Net interest revenue	(12,158)	(12,356)	(10,002)	(100)

Net revenue	68,244	64,969	64,793	649
Non-interest expenses	12,809	12,153	11,473	115

Income before income taxes	¥55,435	¥52,816	¥53,320	$534

Net revenue was ¥64,793 million for the year ended March 31, 2008, almost at the same level as ¥64,969 million for the year ended March 31, 2007 due to realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of Annington in the UK, both Terra Firma Investments, as well as on the sale of our stake in Nomura Principal Finance investee companies, Sliontec and Wanbishi Archives.

In the year ended March 31, 2008, realized gains from investments in Japan from which we exited were ¥16.6 billion and unrealized losses from investments in Japan were ¥21.2 billion. Realized gains from the Terra Firma Investments were ¥69.3 billion and unrealized gains from the Terra Firma Investments were ¥14.3 billion. Investments in the residential real estate sector continued to perform well, leading to a significant uplift.

Net revenue decreased by 5% from ¥68,244 million for the year ended March 31, 2006 to ¥64,969 million for the year ended March 31, 2007, despite realized and unrealized gains resulting from Nomura Principal Finance’s sale of a part of its stake in Tungaloy Corporation, and the partial sale of Terra Firma Investments.

In the year ended March 31, 2007, realized gains from investments in Japan from which we exited were ¥12.0 billion and unrealized gains from investments in Japan were ¥9.8 billion. Realized gains from the Terra Firma Investments were ¥84.8 billion and unrealized losses from the Terra Firma Investments were ¥28.0 billion. Investments in the residential real estate sector continued to perform well on the back of a buoyant market, leading to a significant uplift. Gains from property related investments were partially offset by the continued underperformance of retail and service industry investments, where falling market share and lower than expected demand for new products and services were the main causes of the net realizable value of these assets being reduced. Further gains were made on utilities assets through refinancing and divestiture.

In the year ended March 31, 2006, realized gains from investments in Japan from which we exited were ¥77.6 billion and unrealized losses from investments in Japan were ¥3.8 billion. Unrealized gains from the Terra Firma Investments were ¥1.7 billion. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, rent reviews resulted in a significant uplift ahead of management expectations during this period. Lower cost of capital due to introduction of new debt financing also contributed to the sector’s performance. The solid performance by the property investments was offset by fair value reductions in a number of investments in the Retail, Consumer Finance and Service sector. Falling market share, lower than expected demand for new products, a reduction in the contract base and increase in pension exposure were the main factors causing the net realizable value of these investments to be reduced.

Non-interest expenses decreased by 6% from ¥12,153 million for the year ended March 31, 2007 to ¥11,473 million for the year ended March 31, 2008, due primarily to a decrease in professional fees.

Non-interest expenses decreased by 5% from ¥12,809 million for the year ended March 31, 2006 to ¥12,153 million for the year ended March 31, 2007, due primarily to decreased compensation and benefits associated with decreased net revenue.

Income before income taxes was ¥55,435 million for the year ended March 31, 2006, ¥52,816 million for the year ended March 31, 2007 and ¥53,320 million for the year ended March 31, 2008.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks and Japan Post Bank. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management. Also, in the defined contribution pension business, we receive commissions as a plan administrator. In October 2007, Private Equity Funds Research and Investments Co., Ltd., which is engaged in evaluating and analyzing private equity funds, was established.

Operating Results of Asset Management

	Year Ended March 31

	2006	2007	2008
	(in millions)
Non-interest revenues	¥63,030	¥87,241	¥86,637	$868
Net interest revenue	2,813	2,865	4,004	40

Net revenue	65,843	90,106	90,641	908
Non-interest expenses	45,220	53,649	59,652	598

Income before income taxes	¥20,623	¥36,457	¥30,989	$310

Net revenue increased by 1% from ¥90,106 million for the year ended March 31, 2007 to ¥90,641 million for the year ended March 31, 2008, due primarily to an increase in asset management and portfolio service fees partially offset by unrealized losses from pilot funds and seed money for new product development.

Net revenue increased by 37% from ¥65,843 million for the year ended March 31, 2006 to ¥90,106 million for the year ended March 31, 2007, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management reflecting robust sales of existing investment trusts as well as newly launched funds.

Non-interest expenses increased by 11% from ¥53,649 million for the year ended March 31, 2007 to ¥59,652 million for the year ended March 31, 2008, due primarily to compensation and benefits associated with increased headcount and information technology expenses increased due to new investment.

Non-interest expenses increased by 19% from ¥45,220 million for the year ended March 31, 2006 to ¥53,649 million for the year ended March 31, 2007, due primarily to increased compensation and benefits to improve asset management services and a client service structure and expenses related to the consolidation of offices at the headquarters.

Income before income taxes was ¥20,623 million for the year ended March 31, 2006, ¥36,457 million for the year ended March 31, 2007 and ¥30,989 million for the year ended March 31, 2008.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2006	2007	2008
	(in billions)
Nomura Asset Management Co., Ltd.	¥21,381	¥26,489	¥25,591
Nomura Funds Research and Technologies Co., Ltd.	1,395	2,980	2,829
Nomura Corporate Research and Asset Management Inc.	1,231	1,462	1,117
MAINTRUST KAG mbH.	299	337	320
Nomura Funds Research and Technologies America, Inc.	254	309	306
Private Equity Funds Research and Investments Co., Ltd.	—	—	104
Nomura BlackRock Asset Management Co., Ltd.	1,224	—	—

Combined total	¥25,785	¥31,577	¥30,268

Total*	¥23,123	¥27,036	¥25,766

*	Overlapping asset amounts among group companies are adjusted in Total.

Asset Management Business

Assets under management were ¥25.8 trillion as of March 31, 2008, ¥2.6 trillion increase from March 31, 2006, and ¥1.3 trillion decrease from March 31, 2007. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥25.6 trillion.

The net assets of stock investment trusts decreased at March 31, 2008 compared to the previous year due to deteriorating market conditions and the appreciation of the yen, triggered by U.S. subprime problems. The net assets of bond investment trusts also declined. Assets from institutional clients were almost flat at March 31, 2008 compared to the previous year, reflecting large mandates in the domestic and overseas offset by depreciation in assets due to the slump in stock prices and appreciation of the yen.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥17.2 trillion as of March 31, 2008, down ¥1.6 trillion, or 9%, from the previous year, reflecting net cash inflows by clients of ¥1.7 trillion and market depreciation of ¥3.3 trillion. While the balance of many investment trusts grew at a sluggish pace under the harsh environment, the sales of newly-launched investment trusts remains robust, including “Nomura Global High Interest Rate Currencies Fund”, “Nomura New Global High Interest Rate Currencies Fund” and “Nomura African Stock Investment Fund”. For the year ended March 31, 2007, the balance of investment trusts managed by Nomura Asset Management was ¥18.8 trillion as of March 31, 2007, up ¥4.8 trillion, or 35%, from the previous year, reflecting net cash inflows by clients of ¥4.6 trillion and market appreciation of ¥0.2 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 22% (1% decrease from previous year) as of March 31, 2008, 17% for Stock investment trusts and 44% for Bond investment trusts.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2006	2007	2008
Total of publicly offered investment trusts	21%	23%	22%
Stock investment trusts	15%	18%	17%
Bond investment trusts	42%	44%	44%

Defined contribution pension plan business in Japan

We offer various services in connection with the defined contribution pension plan business in Japan. Among other things, we provide consulting and support services for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply and investor education. As of March 31, 2008, there were 229 approved plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 320,000 persons. As of March 31, 2007, there were 188 approved plans with about 260,000 participants in total.

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 20 to our consolidated financial statements included in this annual report.

Loss before income taxes in other operating results was ¥30,531 million for the year ended March 31, 2006, income before income taxes in other operating results was ¥23,941 million for the year ended March 31, 2007 and loss before income taxes in other operating results was ¥17,620 million for the year ended March 31, 2008.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) from continuing operations before income taxes and long-lived assets by geographic region, see Note 20 to our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

Assets and liabilities for trading purposes, Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 3, “Financial instruments”.

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2007 (Bil Yen)	March 31, 2008 (Bil Yen)
Equity	4.7	4.2
Interest rate	3.7	4.7
Foreign exchange	1.4	8.0
Sub-total	9.8	16.9
Diversification benefit	(3.6)	(6.8)

Value at Risk (VaR)	6.2	10.1

	Year ended March 31, 2008
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	10.1	4.6	6.2

2. Current Challenges.

The outlook of the global economy is becoming increasingly clouded due to an adjustment in the U.S. housing market. That said, the Asian economy remains robust on the whole. Credit tightening triggered by U.S. subprime issues has compounded this economic environment, causing continued instability in the global financial and capital markets, and the business environment is expected to remain unfavorable.

In this environment, we aim to realize our management vision and continue growing by thoroughly understanding client trends and needs, anticipating risks, and developing new business. To do so, we will implement the following initiatives to address the current challenges we face.

In Domestic Retail, we will enhance collaboration between branch offices, online services and call centers to create a seamless service network and provide customers with the most suitable products and services. We aim to continue being a trusted partner for our clients by promptly providing products and services that meet their individual needs.

Global Markets will be the product supply hub for us and provide high value-added products and solutions by enhancing product development expertise in areas such as derivatives and by making full use of Instinet’s global trading infrastructure. In the fixed income business, we will continue building up our global structure in order to strengthen marketing structure for clients and capabilities to develop credit products and derivative products. In the equity business, we aim to establish ourselves as a bulge bracket firm in the pan-Asian equity brokerage business, while maintaining our dominance in the Japanese market.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We aim to expand our presence globally as the most competitive investment bank in Asia, while expanding our business based on the Japanese market. In other words, our aim is to establish ourselves as the representative investment bank of Asia and to be recognized as the investment bank that provides the best services in Asia.

In Global Merchant Banking, we aim for further growth as one of the largest private equity firms in Japan by improving the enterprise value of companies we invest in. In Asia and Europe, we intend to maximize the value of our investments by pursuing operations suitable to the distinct characteristics of each region and by utilizing the international resources of the Group.

In Asset Management, we aim to further enhance our investment capabilities globally and increase competitiveness especially in Japan and Asia. In Japan, we intend to be recognized increasingly by individual investors and institutional investors and to raise our brand value through the diversification of the investment opportunities we can offer and the expansion of our sales channels. Internationally, we will increase assets under management by meeting the needs for investment in Japan and Asia.

In addressing the challenges and implementing the strategies outlined above, we will bring together the collective strengths of our domestic and international operations to expand and develop financial and capital markets, while also increasing profitability across our group to realize our management vision and maximize shareholder value.

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, there are no plans at the present time for the introduction of so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

The Company has a management objective of building a solid position as “a Japanese financial services group with global competitive strength” and has made commitments to further growth and enhancement of shareholder value through broadening of the scope of its business and expansion into areas beyond the framework of the traditional securities industry. Broadening the profile of investment is critical in achieving the Company’s management objectives, and we believe that having many parties become knowledgeable about the Company and become shareholders will contribute to the achievement of our management objectives. Thus, the Company lists its shares on the Tokyo Stock Exchange as well as other Japanese stock exchanges, became listed on the New York Stock Exchange, and has already taken measures such as lowering the number of shares in a trading unit, and introducing a fourth-quarter dividend.

Given these circumstances, the Company’s Board of Directors recognizes that it is necessary to protect the shareholders and investors from unfavorable result in the event of an attempt to take over the Company by parties not appropriate to the business value and common benefit to shareholders, and in accordance with the obligations of persons entrusted by shareholders and investors, will take appropriate measures. In such a case, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the buyout proposal etc., and after an investigatory meeting composed of the Company’s outside directors the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit to shareholders.

3. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, the terrorist attacks in the U.S. on September 11, 2001 or U.S. subprime issues since 2007. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to setup and preserve financial investment products. We may incur significant losses from these positions and market fluctuation.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, the value of a large inventory for commercial mortgage-backed securities in our U.S. operations has seriously deteriorated after bond investors concurrently exited from the market in August 1998. We may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

        If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect the liquidity of such assets, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the Russian economic crisis in 1998 and the terrorist attacks in the U.S. on September 11, 2001 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties, or

•

executing securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors), or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with commercial banks, commercial bank- owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and exclusive retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks have been increasing and non-Japanese commercial banks are setting up major securities subsidiaries by acquiring their company’s stocks. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	Failure to settle securities transactions,

•	Failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	Suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	The destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan, or,

•	The disruption in part or all of our business due to pandemic diseases or illnesses, such as avian influenza.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputation harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws, such as the Financial Instruments and Exchange Act of Japan, for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Securities and Exchange Law (which has been renamed as the Financial Instruments and Exchange Act) effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. According to the bill passed by the Diet to amend the Financial Instruments and Exchange Act, firewalls between commercial banks and securities will be partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur which may adversely affect our business. Such misconduct can include entering into transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of our or our clients’ confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director, Executive Officer or others and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information, rules, regulations and guidelines relating thereto.

        Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees (collectively referred to as the “Terra Firma Investments”). Under the agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation on the Board of Directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interests between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma Investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma Investments are mainly in the real estate sector, and thus any deterioration in the market conditions of the sector in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sector in the UK, given the large amount of investment in this sector. Furthermore, given the large and illiquid nature of the Terra Firma Investments, TFCPL, who manages these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Business” under Item 5.A of this annual report. The investments being made or that are under consideration by this business are mainly in the manufacturing, restaurant industry, tourism industry and financial services business in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

4. Significant Contracts.

None.

6. Operating and Financial analysis.

(1) Operating and Financial analysis

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-trading securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to counterparty credit adjustment and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value recognized currently within Revenue—Net gain on trading in the consolidated statements of operations.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2007		March 31, 2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥12,001	¥3,783	¥8,774	¥3,680	$88	$37
Non-trading debt securities, including securities pledged as collateral	256	—	246	—	2	—
Investments in equity securities	195	—	139	—	1	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	45	—	20	—	0	—
Private equity investments	347	—	331	—	3	—
Derivative contracts(1)	830	1,017	1,551	1,474	16	15

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2008
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥7,243	¥1,531	¥8,774
Trading securities sold but not yet purchased	3,679	1	3,680
Non-trading debt securities, including securities pledged as collateral	242	4	246
Investments in equity securities	112	27	139
Investments in equity securities for other than operating purposes which are classified into Other assets—other	8	12	20
Private equity investments	0	331	331

	Billions of yen
	March 31, 2007
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥9,992	¥2,009	¥12,001
Trading securities sold but not yet purchased	3,782	1	3,783
Non-trading debt securities, including securities pledged as collateral	186	70	256
Investments in equity securities	164	31	195
Investments in equity securities for other than operating purposes which are classified into Other assets—other	35	10	45
Private equity investments	14	333	347

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debt, mortgage and commercial loans, mortgage derivatives, non-investment structured notes, and structured notes with embedded exotic options.

On April 1, 2008 we adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”) which provides guidance on the methodology we should follow in determination of fair value for all financial instruments held at fair value. As a result of adoption of SFAS 157, the methodology we used to value certain financial instruments such as private equity investments changed, which in some cases increased the level of management judgment applied. In addition, we also adopted FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”) as of that date which increased the number of financial instruments which we carried at fair value and hence, in some cases, increase the level of management judgment applied in determining fair value.

        See Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements” in our consolidated financial statements included in this annual report, for more details on the expected impact of adoption of SFAS 157 and SFAS 159.

Private equity business

Please refer to Note 2, “Summary of accounting policies: Private equity business” and Note 4, “Private equity business” to the consolidated financial statements included in Item 5. Financial information.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2008
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥52	¥53	$1	$1
OTC derivatives	1,499	1,421	15	14

	¥1,551	¥1,474	$16	$15

	Billions of yen
	March 31, 2007
	Assets	Liabilities
Listed derivatives	¥64	¥66
OTC derivatives	766	951

	¥830	¥1,017

The fair value of OTC derivative assets and liabilities at March 31, 2007 and 2008 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2008
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥548	¥379	¥518	¥406	¥1,058	¥(1,410)	¥1,499
OTC derivative liabilities	636	414	484	362	934	(1,409)	1,421

	Billions of yen
	March 31, 2007
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥174	¥251	¥224	¥110	¥370	¥(363)	¥766
OTC derivative liabilities	286	304	204	122	368	(333)	951

Note:

(1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using pricing models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rates swaps and cross currency swaps in major currencies are types of derivative contracts with a high degree of price transparency as they are valued with models with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call features and other complex derivatives are often valued with correlations and volatilities that need some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

See Note 1, “Summary of accounting policies: Accounting changes and new accounting pronouncements”, in our consolidated financial statements included in this annual report.

(3) Quantitative and Qualitative Disclosures about Market Risk

1. Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We establish “Structure for Ensuring Appropriate Business” which is a principle, at the Board of Directors. Within this is established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2. Global Risk Management Structure

Governance

We have independent financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are responsible for appropriate financial resource allocation and risk management.

These units assist with the supervisory function of GMC (Group Management Committee) and the Executive Officer who is in charge of risk management, currently the Chief Financial Officer. Together they are responsible for implementation of the risk management framework and supervising risks. Supervision by the units includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the units establish and enhance all of our risk management policies and rules. The units gather necessary information for risk management and implement risk management policies for our global operations. The units report ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Risk Management Committee (RMC) under the GMC. The RMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura Group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Risk Management Sub Committee under the RMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura Group.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit (various types), credit line, country limit, regulatory capital limit and unsecured funding limit. The Risk Management unit reports ongoing risk status to senior management.

3. Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly. We measure and manage market risk using VaR on a daily basis. The Risk Management unit reports ongoing market risk status and the results of its analysis to senior management.

VaR

The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading PortFolio Risk

Back-Testing

We compare VaR values with the actual profit and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we examine any necessary adjustments to the VaR parameters and VaR methodology.

Other Measures

In some business lines or portfolios we may use additional measures to control or limit risk taking activity. Measures include sensitivities to small moves in key market parameters, credit portfolio risk measures or the financial impact of large market movements on certain portfolios. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to compliment VaR and economic capital measures.

Stress Testing

We also carry out stress testing and scenario analysis. We assess the impact of the occurrence of shock events such as the U.S. sub-prime loan problem on our profit and loss. We verify losses which are over VaR and which are equivalent to the “distribution base”, and verify if the amount of economic capital by division is appropriate. Scenario analysis or limits may also be used at more granular business levels to assess the impact of certain scenarios or limit risk taking within the businesses. Nomura continues to invest in the development of tools to analyze the impact of market stresses on the value of our portfolios.

Model Review

We use pricing models when some of the financial instruments cannot be valued based upon quoted market prices. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The global risk management unit reviews the models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

Non-trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our operating equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥16,942 million as of March 30, 2007 and ¥18,528 million as of March 31, 2008. On March 30, 2007, the TOPIX closed at 1,713.61 points and on March 31, 2008, the TOPIX closed at 1,212.96 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

4. Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy approved by the RMC.

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investment and fund investments. Credit Risk in this Policy includes Investment Risk except as otherwise defined.

Scope of Credit Risk Management

The scope of Credit Risk Management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global Risk Management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the Executive Officer who is in charge of risk management and the RMC with appropriate frequency.

Credit Risk Measurement

Credit Risk is quantitatively-measured by a globally unified methodology. Credit Risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties to derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

We enter into International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2008 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are internally determined by our credit unit, referring to public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

Credit Rating	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years

							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥27	¥26	¥43	¥59	¥225	¥(65)	¥315	¥—	¥315	$3,155
AA	289	232	352	247	551	(996)	675	202	473	4,737
A	201	96	97	93	229	(313)	403	48	355	3,555
BBB	11	20	15	3	40	(28)	61	4	57	571
BB	3	4	4	1	6	(3)	15	3	12	120
Other(2)	17	1	7	3	7	(5)	30	11	19	190

Sub-total	548	379	518	406	1,058	(1,410)	1,499	268	1,231	12,328
Listed	37	13	1	1	—	—	52	—	52	521

Total	¥585	¥392	¥519	¥407	¥1,058	¥(1,410)	¥1,551	¥268	¥1,283	$12,849

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

5. Operational Risk

The framework for the management of our operational risk is outlined in the Operational Risk Management Policy approved by the RMC.

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. The loss event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Execution, Delivery & Process Management

Governance

Operational risk is managed on a day-to-day basis by the business areas through the maintenance of robust and appropriate control environments. In addition, Nomura has a corporate Operational Risk function, as part of the Risk Management Department, that is developing a global Basel II compliant framework. We promote this framework under the control of RMC.

Framework

The Nomura group is in the process of implementing a formal Operational Risk Management framework globally that meets the expected standards for a sophisticated global financial institution. The framework is designed to provide shareholder and investor confidence and transparency in our management of operational risk. We are aiming for a Basel II approach to operational risk management. To achieve this goal, we will meet the Standardized Approach (“TSA”) requirements of Basel II by capturing loss data, executing qualitative assessments and by monitoring and reporting operational risk to RMC.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to our senior management. We continually inform and train Nomura group employees in awareness of operational risk and the potential impact to the organization.

As a result of meeting the TSA requirements, we will be able to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

(4) Liquidity and Capital Resources.

Liquidity

Overviews

Liquidity is of critical importance to Nomura and other Firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within 1 year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) ensuring sufficient long term debt to meet our cash capital needs; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plans and committed, unsecured credit facilities.

The Chief Financial Officer exercises general control over the financial strategy of the Nomura group companies. Reporting to him, Global Treasury performs scenario analysis and liquidity stress testing for a variety of liquidity events, and is responsible for monitoring and managing our liquidity in accordance with policies determined by the Group Management Committee or other decision making bodies.

During the latter half of our 2007 fiscal year, there has been a significant contraction in the availability of liquidity in the global capital markets. Despite these constraints, we have maintained a ¥2,385.9 billion liquidity portfolio comprising cash and highly liquid, unencumbered securities. In addition to our designated liquidity portfolio, we have a significant amount of other unencumbered, trading inventory that can be pledged to provide additional funding. This amounts to a further ¥1,329.2 billion, our liquidity modeling does not consider this to be a liquidity source readily available to the rest of the Firm.

1. Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund the Firm for periods at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and indefinable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity between entities.

        We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 4.49 years as of March 31, 2008. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. A portion of these structured notes are either auto callable or callable at the investors request.

        Where there is a possibility of a call within one year, we do not assign any cash capital value. Conditions for such calls by indexes are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called. We undertake back testing to verify that predicted maturity dates are in line with actual maturities. It should be noted that debt securities and borrowings with maturities shorter than one year are not included in the long term portfolio.

We expect a significant portion of such callable notes to remain outstanding beyond the earliest call date. On this basis the average maturity of structured notes (notes with maturities longer than one year) was 10.85 years as of March 31, 2008. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 7.46 years as of March 31, 2008. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2. Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base. We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 22.9% of total term debt outstanding as of March 31, 2008.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies and commodities.

	March 31
	2007		2008
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)(2)	¥1,810.9	21.7%	¥2,246.4	26.1%
Short-Term Bank Borrowings	529.5		698.7
Other Loans	25.9		86.0
Commercial Paper	526.2		445.9
Deposit at Banking Entities	349.6		327.7
Certificates of Deposit	62.1		16.7
Bonds and Notes maturing within one year	317.6		671.4
Long-Term Unsecured Debt Total	4,360.4	52.1%	4,356.1	50.8%
Long-Term Bank Borrowings	845.4		1,259.3
Other Loans	135.9		145.0
Bonds and Notes(3)	3,379.1		2,951.8
Shareholders’ Equity	2,185.9	26.2%	1,988.1	23.1%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Including “Deposits received on banking business” and “Certificate of deposit”.
(3)	Excluding “Long term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIE) under FASB Interpretation No. 46-R and “Financial liabilities recognized within long term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS140”.

3. Unsecured Funding Management. We manage the overall level of unsecured funding and created internal limits on the additional amount of unsecured funding available across the Firm. The availability of unsecured funding is set by the Group Management Committee, and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4. Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move across the Nomura group.

We maintain a liquidity portfolio at Nomura Holdings Inc and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

As of March 31, 2008, our liquidity portfolio was ¥2,385.9 billion. In addition to our Liquidity Portfolio, we have ¥1,329.2 billion of unencumbered business assets that may be pledged to raise liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Normal business volatility

(v)	Cash and collateral outflows in the event of a stress event.

Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2007	2008
	(in billions)
Liquidity Portfolios	¥1,937.2	¥2,385.9
Cash, Cash Equivalent and Time Deposits	910.0	1,265.3
Overnight Call Loans	85.2	139.4
Government Securities	942.0	981.2

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2008 was ¥3,715.1 billion—this represented 165% of our total unsecured debt maturing within one year.

	March 31
	2007	2008
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥2,368.6	¥1,329.2
Liquidity Portfolios	1,937.2	2,385.9

Total	¥4,305.8	¥3,715.1

5. Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain un-drawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total committed facilities were ¥370.2 billion as of March 31, 2008. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw them.

We may occasionally test the effectiveness of our drawdown procedures.

6. Maintaining and testing Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide.

Cash Flow

Cash and cash equivalents as of March 31, 2008, increased by ¥97.2 billion as compared to March, 31, 2007. Net cash used in operating activities amounted to ¥647.9 billion due to an increase of trading related assets and private equity investments (net of trading related assets and liabilities). Net cash used in investing activities was ¥102.0 billion. Net cash provided by financing activities was ¥942.9 billion as a result of an increase in borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2008, were ¥26.3 trillion, a decrease of ¥9.6 trillion compared to March 31, 2007, reflecting a decrease in loans and receivables, collateralized agreements, and other assets. Total liabilities as of March 31, 2008, were ¥24.3 trillion, a decrease of ¥9.4 trillion compared to March 31, 2007, due to a decrease in collateralized financing and borrowings. Total shareholders’ equity at March 31, 2008, was ¥2.0 trillion, a decrease of ¥0.2 trillion compared to March 31, 2007, due to a decrease in retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

Our capital was ¥1,988.1 billion as of March 31, 2008 compared with ¥2,185.9 billion as of March 31, 2007. Our leverage ratio as of March 31, 2008 has decreased to 13.2 times from 16.4 times as of March 31, 2007, largely due to the increase of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2007		2008
	(in billions, except ratios)
Shareholders’ equity	¥2,185.9		¥1,988.1
Total assets	35,873.4		26,298.8
Adjusted assets(1)	18,035.1		15,907.4
Leverage ratio(2)	16.4	x	13.2	x
Adjusted leverage ratio(3)	8.3	x	8.0	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2008, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt

Standard & Poor’s	A-2	A-
Moody’s Investors Service	—	A3
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co., Ltd.	Short-Term Debt	Senior Debt

Standard & Poor’s	A-1	A
Moody’s Investors Service	P-1	A2
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

        Both of Rating and Investment Information, Inc. (R&I) and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of R&I, “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

(5) Off-Balance Sheet Arrangements.

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and financial performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, Nomura, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, Nomura.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS140”).

A VIE, as defined by FIN46-R, is an entity with insufficient equity at risk to support its operations without additional subordinated financial support or whose equity investors lack the features of a controlling interest in the entity. In other words, equity investors in these entities lack either the ability to make significant decisions through their voting rights, an obligation to absorb the expected losses of the entity or a right to receive the expected residual returns of the entity. A QSPE is generally a passive vehicle whose activities are restricted and predetermined at inception in accordance with criteria under SFAS 140. Such vehicles are generally used to securitize financial assets such as loans and debt instruments.

Nomura’s only significant off-balance sheet arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss as assessed at the balance sheet date is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about off-balance arrangements with VIEs, see Note 7, “Securitization and Variable Interest Entities (VIEs)” in our consolidated financial statements.

The following table sets forth Nomura’s exposures of consolidated VIEs, exposure to significant unconsolidated VIEs and exposure to unconsolidated SPEs as at March 31, 2008, arising from our significant involvement with these entities. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheet or the footnote discussing guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Millions of yen
	March 31, 2008
	Exposure of consolidated VIEs	Exposure to significant unconsolidated VIEs	Exposure to unconsolidated SPEs	Total
Trading Assets:
Equities and convertible bonds	173,226	—	—	173,226
Government and government agency bonds	1,133	—	—	1,133
Bank and corporate debt securities	2,553	26,517	37,459	66,529
Mortgage and mortgage-backed securities	63,063	195,381	—	258,444
Beneficiary interests and other	—	6,270	9,433	15,702
Derivatives(1)	95	—	(1,702)	(1,607)
Office buildings, land, equipment and facilities	47,580	—	—	47,580
Others	2,674	32,432	—	35,106
Standby letters of credit and other guarantees	—	409	—	409

(1)	The amounts represent current balance sheet carrying value of derivatives. Notional amounts are ¥673 million for exposure of consolidated VIEs and ¥45,162 million for exposure to unconsolidated SPEs.

Nomura may be required to consolidate off-balance sheet entities which are currently not consolidated under the provisions of FIN 46-R, should it become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account Nomura’s variable interests in the entity as well the seniority of its interests in relation to those of other variable interest holders.

Nomura is required to reconsider its position and whether or not it absorbs the majority of the risks and rewards of a VIE and may, therefore, be required to consolidate the vehicle if:

•

The obligation to absorb expected losses or the right to receive expected residual returns is reallocated between the existing primary beneficiary and other parties due to a change in the entity’s governing documents or contractual arrangements;

•	The existing primary beneficiary sells or disposes of all or part of its variable interests to unrelated parties;

•	The variable interest entity issues new variable interests to parties other than the primary beneficiary and its related parties; or

•	Nomura acquires additional variable interests in the variable interest entity.

Taking into consideration the triggers above, Nomura reassesses whether it is primary beneficiary of off-balance sheet entities at least quarterly.

(6) Tabular Disclosure of Contractual Obligations.

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities under capital lease agreements.

Commitments to extend credit:

•	In connection with our banking / financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers.

Commitments to invest in partnership:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to these partnerships.

Note 11,“Borrowings” to the consolidated financial statements included in Item 5. Financial information contains further detail on our short-term and long-term borrowing obligation and Note 19, “Commitments, contingencies and guarantees” to the consolidated financial statements included in Item 5. Financial information contains further detail on our commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on managements’ credit evaluation of the counterparty.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2008:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥6,438	¥3,277	¥3,045	¥116	¥—
Long-term borrowings(1)	4,845,216	476,131	796,348	1,189,104	2,383,633
Operating lease commitments	57,884	12,765	18,358	12,266	14,495
Capital lease commitments(2)	1,333	501	625	206	1
Purchase obligations(3)	10,760	9,935	825	—	—
Commitments to extend credit	181,341	64,448	31,975	33,518	51,400
Commitments to invest in partnerships	124,154	4,221	47,935	23,925	48,073

Total	¥5,227,126	¥571,278	¥899,111	¥1,259,135	¥2,497,602

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	$64	$33	$30	$1	$—
Long-term borrowings(1)	48,525	4,768	7,975	11,909	23,873
Operating lease commitments	580	128	184	123	145
Capital lease commitments(2)	13	5	6	2	0
Purchase obligations(3)	108	100	8	—	—
Commitments to extend credit	1,816	645	320	336	515
Commitments to invest in partnerships	1,243	42	480	240	481

Total	$52,349	$5,721	$9,003	$12,611	$25,014

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS 140. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is calculated as the present value of minimum lease payments.
(3)	Purchase obligations for goods and services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheet as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥2,338 billion ($23 billion) for resale agreements and ¥5,579 billion ($56 billion) for repurchase agreements at March 31, 2008.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2008	Number of Issued Shares as of June 30, 2008	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*2)	—
			Osaka Stock Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Shares that may have increased from exercise of stock options between June 1, 2008 and June 30, 2008 are not included in the number of issued shares as of June 30, 2008.
2	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

Stock Acquisition Rights No. 1

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	1,166 (*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,166,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,794 per share	¥1,788 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion	Issue Price of Shares ¥1,794	Issue Price of Shares ¥1,788

Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Capital Inclusion Price ¥897	Capital Inclusion Price ¥894

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	1,239(*1)	1,233(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,239,000	1,233,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,619 per share	¥1,614 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,619 Capital Inclusion Price ¥810	Issue Price of Shares ¥1,614 Capital Inclusion Price ¥807

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	269(*1)	256(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	269,000	256,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	1,250 (*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,250,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,607 per share	¥1,602 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,607 Capital Inclusion Price ¥804	Issue Price of Shares ¥1,602 Capital Inclusion Price ¥801

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	295(*1)	189(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	295,000	189,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	480(*1)	477(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	480,000	477,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 7

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	638(*)	430(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	63,800	43,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	15,348(*1)	15,293(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,534,800	1,529,300

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,409 per share	¥1,405 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,409 Capital Inclusion Price ¥705	Issue Price of Shares ¥1,405 Capital Inclusion Price ¥703

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	24,368(*)	9,823(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,436,800	982,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	9,855(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	985,500	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left
2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	18,070(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,807,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥2,201 per share	¥2,194 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,210 Capital Inclusion Price ¥1,344	Issue Price of Shares ¥2,194 Capital Inclusion Price ¥1,340

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	160(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	16,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	41,061(*)	40,844(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	4,106,100	4,084,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	12,044(*)	12,039(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,204,400	1,203,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	1,130(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	113,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,382 per share	¥2,374 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,382 Capital Inclusion Price ¥1,440	Issue Price of Shares ¥2,374 Capital Inclusion Price ¥1,436

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	18,910(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,891,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,382 per share	¥2,374 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,382 Capital Inclusion Price ¥1,440	Issue Price of Shares ¥2,374 Capital Inclusion Price ¥1,436

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or other similar reasons; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	25,913(*)	25,673(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,591,300	2,567,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	2,166(*)	2,074(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	216,600	207,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

	End of Fiscal Year (March 31, 2008)	End of Preceding Month to Filing of this Report (May 31, 2008)

Number of Stock Acquisition Right	—	65,778(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	—	Common stock

Number of Shares under the Stock Acquisition Rights	—	6,577,800

The Amount to be Paid upon Exercising the Stock Acquisition Right (*)	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	—	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a) above.

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	—	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.
Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 31, 2002 (*)	2,942,019	1,965,919,860	3,001	182,799,789	6,940,275	112,504,265

(Note)

Subscription warrants were exercised and shares were issued to acquire Nomura Asset Management Co., Ltd.

(5) Shareholders

	As of March 31, 2008
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	2	395	119	2,979	817	92	234,935	239,339	—
Number of Units Held	290	5,383,783	211,835	1,424,729	7,805,553	1,556	4,810,705	19,638,451	2,074,760
Percentage of Units Held (%)	0.00	27.41	1.08	7.25	39.75	0.01	24.50	100.00	—

(Notes)

1.	Of the 57,889,944 treasury stocks, 578,899 units are included in Individuals and Others, and 44 shares are included in Shares Representing Less than One Unit. The number of treasury stocks, i.e. 57,889,944, is the number recorded on register of shareholders; the actual number of treasury stocks is 57,886,944.
2.	770 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(6) Major Shareholders

		As of March 31, 2008
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	120,113	6.11
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	115,525	5.88
State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	75,485	3.84
Hero and Company	c/o Bank of New York 101 Barclays Street, New York, New York, U.S.A.	53,896	2.74
State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	37,230	1.89
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	32,938	1.68
The Chase Manhattan Bank 385036	360 North Crescent Drive, Beverly Hills, California, U.S.A.	21,017	1.07
Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-Ku, Tokyo, Japan	19,007	0.97
Trust & Custody Services Bank, Ltd. (Investment Trust Account)	Harumi Island Triton Square tower Z 1-8-12, Harumi, Chuo-Ku, Tokyo, Japan	16,680	0.85
The Sumitomo Trust and Banking Co., Ltd. (Trust Account B)	4-5-33, Kitahama, Chuo-Ku, Osaka, Japan	16,653	0.85

Total		508,544	25.88

(Note)

1.	The Company has 57,887 thousand shares of treasury stock as of March 31, 2008 which is not included in the Major Shareholders list above.
2.	Barclays Global Investors Japan Trust & Banking Co., Ltd and their 6 group companies (“BGI Group”) submitted Major Shareholding Report (Change report) on October 15, 2007, and reported that they have 107,049 thousand shares of the Company as of October 8, 2007. However, The Company specified these Major holders according to list of shareholders as of March 31, 2008 because the Company could not confirm the number of BGI Group’s holding shares as of the day.

(7) Voting Rights

A. Outstanding Shares

As of March 31, 2008
	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 57,886,900)	—	—
	(Crossholding Stocks Common stock 3,000,000)	—	—
Stock with full voting right (Others)	Common stock 1,902,958,200	19,028,782	—
Shares less than 1 unit	Common stock 2,074,760	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,028,782	—

(Note)

77,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 44 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2008
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	57,886,900	—	57,886,900	2.94
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	60,886,900	—	60,886,900	3.09

(Note)

In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

(8) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 1

Resolution Date	June 26, 2002

Offeree	Directors, statutory auditors, and employees of the Company or its subsidiaries (262 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

B. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 2

Resolution Date	June 26, 2003

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (253 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 3

Resolution Date	June 26, 2003

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (43 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

C. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following three types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 4

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (345 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 5

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (13 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 6

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (93 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

D. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following four types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 7

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 8

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (417 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 9

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (125 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 10

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (189 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

E. Resolved by the General Shareholders’ Meeting in 2006

The General Shareholders’ Meeting held on June 28, 2006 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors, and employees of its subsidiaries pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 11

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (543 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 12

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (3 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 13

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (353 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 14

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (228 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

F. Resolved by the General Shareholders’ Meeting in 2007

The General Shareholders’ Meeting held on June 27, 2007 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No.16

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (582 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No.17

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (117 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No.18

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (12 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No.19

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (424 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No.21

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (227 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	777,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Conditions to Exercise of Stock Acquisition Right	1.	No Stock Acquisition Right may be exercised partially.

	2.	The Grantee must satisfy all of the following conditions:

		(1)	The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “ Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

			a)	Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

			b)	Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

			c)	Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

		(2)	A Grantee does not fall within either of the following cases at the commencement of the exercise period.

			a)	The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

			b)	There is any other reason similar to a) above.

	3.	Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights		Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments		—

Issue of Stock Acquisition Right Attendant on Reorganization		—

G. Not resolved by the General Shareholders’ Meeting

Stock Acquisition Rights No.15

Resolution Date(*)	July 12, 2007
Offeree	Directors, executive officers, and employees of the Company (23 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Executive Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No.20

Resolution Date(*)	June 6, 2008
Offeree	Directors, executive officers, and employees of the Company (20 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Conditions to Exercise of Stock Acquisition Right	1.	No Stock Acquisition Right may be exercised partially.

	2.	The Grantee must satisfy all of the following conditions:

(1) The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “ Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

			a)	Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

			b)	Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary) : retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

			c)	Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

		(2)	A Grantee does not fall within either of the following cases at the commencement of the exercise period.

			a)	The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

			b)	There is any other reason similar to a) above.

	3.	Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)	Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

H. Resolved by the General Shareholders’ Meeting in 2008

The General Shareholders’ Meeting held on June 26, 2008 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Resolution Date	June 26, 2008
Offeree	Directors, executive officers and employees of subsidiaries of the Company.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	The amount per share to be issued or transferred by the exercise of the stock acquisition rights (the “Exercise Price”) shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the stock acquisition rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date.

Conditions to Exercise of Stock Acquisition Right	(i) Partial exercise of the respective stock acquisition rights shall not be possible.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for the acquisition of stock acquisition rights by transfer.

Matters relating to substituted payments	—

The matter relating to the issue of the stock acquisition right attendant on the reorganization	—

(Note) Details will be decided by the Board of Directors or an executive officer designated by a resolution of the Board of Directors after filing of this report.

Resolution Date	June 26, 2008
Offeree	Directors, executive officers and employees of subsidiaries of the Company.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	15,000,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date.

Conditions to Exercise of Stock Acquisition Right	(i) Partial exercise of the respective stock acquisition rights shall not be possible.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for acquisition of stock acquisition rights by transfer.

Matters relating to substituted payments	—

The matter relating to the issue of the stock acquisition right attendant on the reorganization	—

(Note) Details will be decided by the Board of Directors or an executive officer designated by resolution of the Board of Directors after filing of this report.

2. Stock Repurchase

Type of Share	Repurchase of the common stock pursuant to on the Articles of Incorporation in accordance with provisions of Article 459-1 of the Companies Act; Repurchase of the common stock in accordance with provisions of Article 197-3 of the Companies Act; Repurchase of the common stock in accordance with provisions of Article 192-2 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

Repurchase of the common stock pursuant to on the Articles of Incorporation in accordance with provisions of Article 459-1 of the Companies Act

	Number of Shares	Total Amount (Yen)
Approval of the Board of Directors at January 31, 2008
Purchase period from February 8, 2008, to March 14, 2008 (A)	25,000,000	40,000,000,000
Stock Repurchased during the year ended March 31, 2007 (B)	—	—
Stock Repurchased during the year ended March 31, 2008 (C)	1,718,500	2,520,021,400
(D)=(A)-(B)-(C)	23,281,500	37,479,978,600
(D)/(A)(%)	93.1	93.7
Stock Repurchased from April 1, 2008 to May 31, 2008 (E)	—	—
((D)+(E))/(A)	93.1	93.7

Repurchase of the common stock in accordance with provisions of Article 197-3 of the Companies Act (Purchasing shares from shareholders whose whereabouts are unknown)

	Number of Shares	Total Amount (Yen)
Approval of the Group Executive Management Committee at August 21, 2007 and February 7, 2008	553,121	850,700,098

(Note) Approval of Group Executive Management Committee was designated by the resolution by the Board of Directors.

(3) not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock Repurchased during the year ended March 31, 2008	72,528	154,692,452
Stock Repurchased from April 1, 2008 to May 31, 2008	7,604	12,808,315

(Note)

1	The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.
2	The above figures do not include those purchased from June 1, 2008 to the reporting date of this Annual security report.

(4) Disposal and retention of repurchased stock

	The year ended March 31,2008		Stock Repurchased from April 1, 2008 to May 31, 2008
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(*1)	2,187,576	2,946,697,498	1,596,737	2,159,751,416
Treasury stocks	57,886,944	—	56,297,811	—

(Note)

1	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
2	The above figures do not include those purchased or disposed from June 1, 2008 to the reporting date of this Annual security report.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, the Company maintains sufficient capital to support its business.

The Company reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, the Company first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm's dividend-on-equity ratio (DOE) of 3%. When the Company achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of equal to or more than 30%. The Company seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

In addition, the Company has established in the Articles of Incorporation, in accordance with Article 459 of the Companies Act of Japan, the capability to pay dividends from retained earnings by decision of the Board of Directors with record dates of June 30, September 30, December 31, and March 31. In accordance with the above policies, in the current fiscal year, the target dividend value is 34 yen, divided into four parts (8.5 yen) paid in each of the first, second, third quarters and year-end. As a result, the annual dividend from retained earnings is 34 yen per share.

As for internal reserve, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

The details of dividends from retained earnings in the current fiscal year are as follows.

Decision date	Dividend quarter	Total dividend value (millions of yen)	Dividend per share (yen)	Record date
Board of Directors July 25, 2007	First quarter	16,231	8.50	June 30, 2007

Board of Directors October 25, 2007	Second quarter	16,235	8.50	September 30, 2007

Board of Directors January 31, 2008	Third quarter	16,237	8.50	December 31, 2007

Board of Directors April 25, 2008	Fourth quarter	16,218	8.50	March 31, 2008

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	100th	101st	102nd	103rd	104th
Year Ending:	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
High (Yen)	2,125	1,966	2,630	2,870	2,580
Low (Yen)	1,087	1,278	1,295	1,843	1,395

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2007	November, 2007	December, 2007	January, 2008	February, 2008	March, 2008
High (Yen)	2,175	2,110	2,085	1,817	1,832	1,664
Low (Yen)	1,819	1,728	1,822	1,395	1,471	1,401

(Note) Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group operations, and increased corporate value for Nomura Group over the medium-to-long term. On the basis of this recognition, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee including outside directors, established a Compensation Committee which outside Directors also attends, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. In June 2003, the Company adopted Committee System and separated management oversight functions from business execution functions. In addition, three new Committees (Nomination Committee, Audit Committee, and Compensation Committee), all made up mostly of outside Directors, have been established. Through these efforts, the Company further strengthens management oversight and improves transparency. At the same time, the Executive Officers were broadly delegated the authority to execute business activities in order to streamline group operations on a consolidated basis.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

The latest information on our status of corporate governance is disclosed to the Stock Exchanges in which we’re listed, and can also be reviewed on our homepage (http://www.nomuraholdings.com/jp/investor/).

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company adopts an organizational structure on the basis of Committee System. In this system, the management oversight and business execution are clearly separated. Decisions are made more quickly by broadly delegating the authority to execute business activities from the Board of Directors to the Executive Officers, management oversight and management transparency are increased furthermore, through the activities of the three committees (for Nomination, Audit, and Compensation Committee) made up mostly of outside Directors. We consider these as the reasons for the system being able to realize the most important organizational structure for the present Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on the committees is the most compatible standard for corporate governance stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

As an entity adopting Committee System, the Board of Directors has broadly delegated the Executive Officers the authority for determining business execution functions to ensure that the Executive Officers can execute the Company’s business quickly and efficiently. Among the matters delegated to the Executive Officers by resolutions of the Board of Directors, the most important subjects of business shall be deliberated and decided at any of the conferences of the Company: the Group Management Committee, the Risk Management Committee, and the Internal Controls Committee. The roles and members of each conference are outlined below.

(1) Group Management Committee

This Committee is chaired by the Chief Executive Officer (CEO) and consists of Chief Operating Officer (COO), division CEOs of Nomura Group (CEO of each of the five business divisions), and other persons designated by the CEO. The Committee deliberates and decides upon management strategy business plans and budgets, the allocation of management resources, and other important matters related to the management of Nomura Group.

(2) Risk Management Committee

This Committee is chaired by the CEO and consists of the COO, division CEOs of Nomura Group, and other persons designated by the CEO. Based on the delegation from the Group Management Committee, the purpose of the Committee is to deliberate on or determine important matters concerning enterprise risk management of Nomura Group including matters to be subject of control by Basel II. Furthermore, the Risk Management Sub Committee was established under the Risk Management Committee to deliberate and decide upon important individual matters related to positional risk management.

(3) Internal Controls Committee

This Committee is chaired by the CEO and consists of persons designated by the CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors (Audit Mission Director). The Committee deliberates and decides upon the principal matters related to the enhancement and assessment of internal controls with respect to the business operation systems of Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Group.

The Committees above are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, and are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In addition to the above, an “Advisory Board” made up of the top managers of representative corporations has been set up as a consultative panel to work for the Group Management Committee in order to ensure that the Committee makes the utmost use of outside opinions in planning its management strategies.

<Three Board Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees made up mostly of outside Directors — the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to the general meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masaharu Shibata and Hideaki Kubori, both outside Directors.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties of the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals on the election, dismissal, and non-reelection of the independent auditor for submission to the general meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Haruo Tsuji and Tsuguoki Fujinuma, both outside Directors, currently serve as members together with Fumihide Nomura, Director not serving concurrently as Executive Officer. The Committee is chaired by Haruo Tsuji. All members are independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma satisfies the requirements of a Financial Expert under the Act.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Officers and the individual compensation for each of them. Three members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masaharu Shibata and Hideaki Kubori, both outside Directors.

2. Status of Improvement of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system to be implemented in the Company was resolved by the Board of Directors under the title of “System for ensuring appropriate conduct of operations in Nomura Holdings, Inc.”

Further, in order to ensure effective and adequate internal controls, the Internal Audit has been established independently from the business lines. The Internal Audit and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The Internal Audit follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and Audit Mission Directors.

3. Status of Improvement of the Risk Management System

Please refer to Item 2. Operating and Financial Review “(3) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis”.

4. Compensation Paid to Directors and Executive Officers

	Number*1	Total Amount Paid (in million of yen)	Others
Directors	8	445
(Outside)	(4)	(131)
Executive Officers	13	1,198

Total	21	1,643	(2)(3)(4)

(Note)

1:	There were 11 Directors and 13 Executive Officer as of March 31, 2008. Three Directors are serving concurrently as Executive Officers, whose compensation are included in those of Executive Officers.
2:	1,643 million yen includes compensation of stock options (stock bonus) which was 534 million yen (paid to 21 people).
3:	1,643 million yen includes non-cash compensation of 2 million yen.
4:	1,643 million yen includes retirement allowance of 213 million yen (for 2 persons) which was resolved at the 98th general share holders’ meeting held on June 26, 2002.

5. Fees to Independent Auditor

Audit fees and other fees on which the Company has agreed with Ernst & Young ShinNihon are as follows:

The amounts shown below are the fees to be paid partly by consolidated companies, not solely by the Company.

(Unit: million yen)
For the fiscal year ended March 31, 2008
Fees to be paid for audit services prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law
Audit Fees*	2,961
Fees to be paid for services other than the above
Audit-Related Fees	118
Tax Fees	200
All Other Fees	164

Total	3,443

*(Note) Audit Fees include fees related to the independent auditor’s certification services required by laws and regulations (comfort letter, examination of specified assets, etc.), in addition to the fees for the audits of the financial statements of the consolidated companies.

6. Limitation Liabilities Agreement

We have respectively concluded our agreement with all of our outside directors, which limit liability for damage under Article 423, paragraph 1 of the Company’s Act. The maximum amount of liability under the said agreement is 20 million yen or the amount prescribed by the law, whichever is higher.

Organization, personnel, and procedure for an Internal Audit and an Audit by the Audit Committee, and mutual collaboration between an Internal Audit and an Audit by the Audit Committee

As an entity adopting Committee System, the Board of Directors and the Audit Committee made up mostly of outside Directors perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the Chairman of the Audit Committee is elected from among the outside Directors. In order to increase the effectiveness of audit work, two non-executive full-time Directors familiar with the business and organization of Nomura Group have been appointed as Audit Mission Directors and work in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Directors assist audits by the Audit Committee by supervising operations, attending important meetings, and performing daily hearings and visiting audit in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. An Audit Committee member elected by the Audit Committee performs Personal Evaluations of the staff employees working in the Office of Audit Committee, and the consent of an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and punishments of employees from the Office.

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit was established independently from the business lines. The Group Internal Audit and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to Internal Controls Committee, made up partly of an Audit Committee member and attended by an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly in principle) to the Audit Committee by the Group Internal Audit Department, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Officers, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. In addition, audit fees to be paid to the independent auditor are approved with in the Audit Committee upon the explanation from the Chief Financial Officer (CFO). Furthermore, regarding the audit services rendered to the Company and its subsidiaries by the independent auditor and its affiliates and the audit fees to be paid, the Company has stipulated the procedure for deliberation and prior approval by the Audit Committees upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

Personal relations, capital relations, business relations, or any other interests of Outside Directors in the Company

There are no such relations between them.

Regulation on Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirement on Resolution for the Election of Directors

The Company’s Articles of Incorporation provide for resolution for the election of Directors shall be adopted at general meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company shall be present, by a majority of the voting rights of the shareholders so present. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the election of directors.

Requirement on “Special” Resolution at the General Shareholders Meeting

The Company’s Articles of Incorporation provide for any resolution under Article 309, paragraph 2 of the Company’s Act shall be adopted at general meeting of shareholders at which shareholders holding not less than one-third ( 1/ 3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds ( 2/3) of the voting rights of the shareholders so present.

Decision-Making Body for Dividends and Other Particulars

In order for the Company to return the profit to the shareholders and execute capital policy responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide for dividends and other particulars under Article 459, paragraph 1 of the Company’s Act shall be adopted at Board of Directors, instead of general meeting of shareholders unless prescribed by law.

Exemption from liability for Directors and Executive Officers

In order for the Directors and Executive Officers to exhibit expected roles in execution of their duties, the Company’s Articles of Incorporation provide for Directors (including former Directors) and Executive Officers (including former Executive Officers) under Article 423, paragraph 1, to exempt any liabilities under Article 426, paragraph 1, up to the amount specified in the law.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Koichi Hanabusa	Ernst & Young ShinNihon

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon

Designated and Operating Partner Junko Kamei	Ernst & Young ShinNihon

Personal profiles are not provided, as none of the above accountants have records of more than seven (7) years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	nineteen (19) persons

Others:	sixty-three (63) persons

Note: Others include assistant certified public accountants, those who passed the Certified Public Accountant Examination, and system auditors.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Financial Statements

(1)	Pursuant to the section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The stand-alone financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and article 2 of the Regulation.

However, the stand-alone financial statements for the years ended March 31, 2007 were prepared in accordance with the Regulations before revision and the stand-alone financial statements for the years ended March 31, 2008 were prepared in accordance with the Regulations after revision.

2. Audit Certificate

Under articles No.193-2 of the Securities and Exchange Law, Ernst & Young ShinNihon performed audits of the consolidated and nonconsolidated financial statements for the previous period (from April 1, 2006 to March 31, 2007), and under articles No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon performed audits of the consolidated and nonconsolidated financial statements for the current period (from April 1, 2007 to March 31, 2008)

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1. CONSOLIDATED BALANCE SHEETS

		Millions of yen				Translation into millions of U.S. dollars
		March 31
	Notes	2007	%	2008	%	2008
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥410,028		¥507,236		$5,080
Time deposits		546,682		758,130		7,592
Deposits with stock exchanges and other segregated cash		97,302		168,701		1,690

		1,054,012	3.0	1,434,067	5.5	14,362

Loans and receivables:	*8
Loans receivable		935,711		784,262		7,854
Receivables from customers		47,518		43,623		437
Receivables from other than customers		637,209		1,045,541		10,471
Allowance for doubtful accounts		(2,027)		(1,399)		(14)

		1,618,411	4.5	1,872,027	7.1	18,748

Collateralized agreements:
Securities purchased under agreements to resell		8,061,805		3,233,200		32,381
Securities borrowed		9,776,422		7,158,167		71,689

		17,838,227	49.7	10,391,367	39.5	104,070

Trading assets and private equity investments (including securities pledged as collateral of ¥5,719,748 million in 2007 and ¥3,140,923 million ($31,456 million) in 2008):
Trading assets	*3	12,830,826		10,325,760		103,413
Private equity investments	*4	347,394		330,745		3,312

		13,178,220	36.7	10,656,505	40.5	106,725

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥249,592 million in 2007 and ¥260,910 million ($2,613 million) in 2008)		422,290		389,151		3,897
Non-trading debt securities		255,934		246,108		2,465
Investments in equity securities		195,238		139,330		1,395
Investments in and advances to affiliated companies(including securities pledged as collateral of ¥7,451 million in 2007 and ¥3,361 million ($34 million) in 2008)	*18	441,536		361,334		3,619
Other	*10	869,506		808,909		8,102

		2,184,504	6.1	1,944,832	7.4	19,478

Total assets		¥35,873,374	100.0	¥26,298,798	100.0	$263,383

		Millions of yen				Translation into millions of U.S. dollars
		March 31
		2007	%	2008	%	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	*11	¥1,093,529	3.0	¥1,426,266	5.4	$14,284
Payables and deposits:	*8
Payables to customers		304,462		396,629		3,972
Payables to other than customers		623,143		569,294		5,702
Deposits received at banks		418,250		362,775		3,633

		1,345,855	3.8	1,328,698	5.0	13,307

Collateralized financing:
Securities sold under agreements to repurchase		11,874,697		4,298,872		43,053
Securities loaned		7,334,086		3,753,730		37,594
Other secured borrowings		1,390,473		2,488,129		24,919

		20,599,256	57.4	10,540,731	40.1	105,566

Trading liabilities:	*3	4,800,403	13.4	5,154,369	19.6	51,621
Other liabilities:	*10	845,522	2.4	636,184	2.4	6,371
Long-term borrowings	*11	5,002,890	13.9	5,224,426	19.9	52,323

Total liabilities		33,687,455	93.9	24,310,674	92..4	243,472

Commitments and contingencies	*19
Shareholders’ equity:
Common stock	*16
No par value share; Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares in 2007 and 2008
Outstanding—1,907,049,871 shares in 2007, 1,906,885,059 shares 2008		182,800	0.5	182,800	0.7	1,831
Additional paid-in capital		165,496	0.5	177,227	0.7	1,775
Retained earnings		1,910,978	5.3	1,779,783	6.8	17,824
Accumulated other comprehensive (loss) income:		6,613	0.0	(71,111)	(0.3)	(712)

		2,265,887	6.3	2,068,699	7.9	20,718
Common stock held in treasury, at cost — 58,869,989 shares in 2007 and 59,034,801 shares in and 2008		(79,968)	(0.2)	(80,575)	(0.3)	(807)

Total shareholders’ equity		2,185,919	6.1	1,988,124	7.6	19,911

Total liabilities and shareholders’ equity		¥35,873,374	100.0	¥26,298,798	100.0	$263,383

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF OPERATIONS

		Millions of yen				Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2007	%	2008	%	2008
Revenue:
Commissions		¥337,458		¥404,659		$4,053
Fees from investment banking		99,276		85,096		852
Asset management and portfolio service fees		145,977		189,712		1,900
Net gain on trading	*3	290,008		61,720		618
Gain on private equity investments		47,590		76,505		766
Interest and dividends		981,344		796,540		7,978
Gain(loss) on investments in equity securities		(20,103)		(48,695)		(488)
Private equity entities product sales	*4,5	100,126		—		—
Other		67,425		28,185		282

Total revenue		2,049,101	100.0	1,593,722	100.0	15,961
Interest expense		958,000	46.8	806,465	50.6	8,077

Net revenue		1,091,101	53.2	787,257	49.4	7,884

Non-interest expenses:
Compensation and benefits		345,936		366,805		3,674
Commissions and floor brokerage		50,812		90,192		903
Information processing and communications		109,987		135,004		1,352
Occupancy and related depreciation		61,279		64,841		649
Business development expenses		38,106		38,135		382
Private equity entities cost of goods sold	*4,5	57,184		—		—
Other		106,039		156,868		1,571

		769,343	37.5	851,845	53.5	8,531

Income (loss) before income taxes		321,758	15.7	(64,588)	(4.1)	(647)
Income tax (loss) expense	*15	145,930	7.1	3,259	0.2	32

Net income (loss)		¥175,828	8.6	¥(67,847)	(4.3)	$(679)

	Notes	Yen				Translation into U.S. dollars
Per share of common stock:	*12
Basic—
Net income (loss)		¥92.25		¥(35.55)		$(0.36)

Diluted—
Net income (loss)		¥92.00		¥(35.57)		$(0.36)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Common stock
Balance at beginning of year	¥182,800	¥182,800	$1,831

Balance at end of year	182,800	182,800	1,831

Additional paid-in capital
Balance at beginning of year	159,527	165,496	1,657
Loss on sales of treasury stock	(556)	(1,458)	(14)
Issuance of common stock options	6,525	13,189	132

Balance at end of year	165,496	177,227	1,775

Retained earnings
Balance at beginning of year	1,819,037	1,910,978	19,138
Net income (loss)	175,828	(67,847)	(679)
Cash dividends	(83,887)	(64,883)	(651)
Adjustments to initially apply FIN 48	—	1,266	13
Adjustments to initially apply EITF 06-2	—	(1,119)	(11)
Adjustments to initially apply SOP 07-1	—	2,049	21
Loss on sales of treasury stock	—	(661)	(7)

Balance at end of year	1,910,978	1,779,783	17,824

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(1,129)	36,889	369
Net change during the year	38,018	(65,305)	(654)

Balance at end of year	36,889	(28,416)	(285)

Defined benefit pension plans:
Balance at beginning of year	(14,096)	(30,276)	(303)
Pension liability adjustment(1)	(387)	(12,419)	(124)
Adjustments due to the initial adoption of SFAS 158(2)	(15,793)	—	—

Balance at end of year	(30,276)	(42,695)	(427)

Balance at end of year	6,613	(71,111)	(712)

Common stock held in treasury
Balance at beginning of year	(82,812)	(79,968)	(801)
Repurchases of common stock	(204)	(3,525)	(35)
Sales of common stock	25	85	1
Common stock issued to employees	2,910	2,862	29
Other net change in treasury stock	113	(29)	(1)

Balance at end of year	(79,968)	(80,575)	(807)

Total shareholders’ equity
Balance at end of year	¥2,185,919	¥1,988,124	$19,911

(1)	The amounts for the year ended March 31, 2007 are minimum pension liability adjustment.
(2)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Net income (loss)	¥175,828	¥(67,847)	$(679)
Other comprehensive income (loss)(1):
Change in cumulative translation adjustments, net of tax	38,018	(65,305)	(654)
Defined benefit pension plans:
Pension liability adjustment(2)	(608)	(21,853)	(219)
Deferred income taxes	221	9,434	95

Total	(387)	(12,419)	(124)

Total other comprehensive income (loss)	37,631	(77,724)	(778)

Comprehensive income (loss)	¥213,459	¥(145,571)	$(1,457)

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.
(2)	The amounts for the year ended March 31, 2007 are minimum pension liability adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Cash flows from operating activities from continuing operations:
Net income (loss) from continuing operations	¥175,828	¥(67,847)	$(679)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation and amortization	50,432	63,463	636
Stock-based compensation	6,525	13,188	132
Gain loss on investments in equity securities	20,103	48,695	488
Equity in earnings of affiliates, net of dividends received	(50,274)	(381)	(4)
Loss on disposal of office buildings, land, equipment and facilities	5,182	7,820	78
Deferred income tax expense	(256)	(139,861)	(1,401)
Changes in operating assets and liabilities:
Time deposits	24,395	(314,240)	(3,147)
Deposits with stock exchanges and other segregated cash	(30,186)	(82,817)	(829)
Trading assets and private equity investments	1,039,123	1,790,764	17,935
Trading liabilities	(1,986,980)	841,065	8,423
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,243,337	(2,562,836)	(25,667)
Securities borrowed, net of securities loaned	(177,234)	(1,036,076)	(10,376)
Other secured borrowings	(1,612,879)	1,097,679	10,993
Loans and receivables, net of allowance for doubtful accounts	95,843	(599,995)	(6,009)
Payables	(154,665)	347,224	3,477
Accrued income taxes, net	(184,036)	25,549	256
Other, net	(91,414)	(79,300)	(794)

Net cash used in operating activities from continuing operations	(1,627,156)	(647,906)	(6,488)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(101,784)	(126,285)	(1,265)
Proceeds from sales of office buildings, land, equipment and facilities	634	15,621	156
Payments for purchases of investments in equity securities	(9,284)	(615)	(6)
Proceeds from sales of investments in equity securities	25,109	7,887	79
(Increase) decrease in loans receivable at banks, net	(73,611)	14,042	141
(Increase) decrease in non-trading debt securities, net	(37,861)	2,665	27
Business dispositions or acquisitions, net	(172,019)	1,428	14
(Increase) decrease in investments in and advances to affiliated companies, net	(164,700)	(15,673)	(157)
Other, net	(297)	(1,089)	(11)

Net cash used in investing activities from continuing operations	(533,813)	(102,019)	(1,022)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	2,736,688	2,425,393	24,290
Decrease in long-term borrowings	(1,451,500)	(1,722,644)	(17,252)
Increase in short-term borrowings, net	377,788	386,048	3,866
Increase (decrease) in deposits received at banks, net	17,947	(57,756)	(578)
Proceeds from sales of common stock	2,379	828	8
Payments for repurchases of common stock	(204)	(3,525)	(35)
Payments for cash dividends	(114,395)	(86,866)	(870)
Proceeds from issuances of stock by a subsidiary	—	1,401	14

Net cash provided by financing activities from continuing operations	1,568,703	942,879	9,443

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	—	(38,427)	(385)
Effect of exchange rate changes on cash and cash equivalents	10,333	(57,319)	(574)

Net (decrease) increase in cash and cash equivalents	(581,933)	97,208	974
Cash and cash equivalents at beginning of the year	991,961	410,028	4,106

Cash and cash equivalents at end of the year	¥410,028	¥507,236	$5,080
Supplemental disclosure:
Cash paid during the year for—
Interest	¥1,056,820	¥987,228	$9,887

Income tax payments, net	¥330,222	¥117,570	$1,177

Non cash activities—

Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million and ¥151,106 million, respectively, for the year ended March 31, 2007. There were no business acquisitions during the year ended March 31, 2008.

Business dispositions:

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million and ¥8,211 million for the year ended March 31, 2007, respectively. There were no business dispositions during the year ended March 31, 2008.

Reclassifications—

All prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2008 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”) in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

Also under U.S. GAAP, Investment Company is defined in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide (“guide”), and all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, if their equity investments are for the purpose of incubation businesses, as its operating activities, reporting entities which are venture capitals are able to regard their investees as other than subsidiaries even in conditions that their investees shall be deemed their subsidiaries.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a negative impact of ¥38,232 million and negative impact of ¥50,169 million ($502 million) on income before income taxes for the year ended March 31, 2007 and 2008, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. U.S. GAAP requires to recognize the funded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan asset and the benefit obligation, while such treatment is not required under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has a positive impact of ¥5,670 million and positive impact of ¥4,484 million ($45 million) on income before income taxes for the year ended March 31, 2007 and 2008, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in shareholder’s equity.

Minority interest—

Under Japanese GAAP, minority interest is included in shareholders equity. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity, so minority interest is classified as Long-term liabilities and those amounts are disclosed in footnote.

2. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management.

In the Domestic Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currency exchange on a global basis to institutions domestically and abroad. In the Global Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In the Global Merchant Banking business, Nomura invests in private equity businesses and seek to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with FIN 46-R. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for using the equity method of accounting and are reported in Other assets—Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through earnings.

Certain entities in which the Company has a financial interest are investment companies pursuant to the provisions of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers. All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-traded securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates, time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to counterparty credit adjustment and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

        Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

As of April 1, 2007 Nomura adopted SOP 07-1 and as a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has been different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See Note 4, “Private Equity Business” below.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of financial assets as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets under SFAS 140. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenue—Net gain on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency of other than Japanese yen, are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

Fee revenue—

Revenue—Commissions include amounts charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue -Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value recognized currently within Revenue—Net gain on trading in the consolidated statements of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consist of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell and makes delivery of securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are generally accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN 41”).

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Repo transactions under Japanese market standard (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Trading balances of secured borrowings, which consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales under SFAS 140 are recorded based on cash received and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. See Note 11, “Borrowings” for further information regarding these arrangements.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading purposes and for non-trading purposes, namely in the management of its interest rate, market price and currency exposures.

Trading

Derivative financial instruments used for trading activities are carried at fair value with changes in fair value recognized currently within Revenue—Net gain on trading. Nomura’s dealings in over-the-counter (“OTC”) derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, are carried at fair value and presented on a combined basis with the host contract, with changes in fair value of these embedded derivatives recognized currently within Revenue—Net gain on trading. Derivatives used to economically hedge these instruments are also carried at fair value, with changes in fair value recognized currently within Revenue—Net gain on trading.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Interest including accrued interest is generally recognized within Revenue—Interest and dividends. These consist primarily of “loans at banks”, “financing activities loans”, “margin transaction loans” and “inter-bank money market loans”. Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less any applicable allowances for loan losses.

Loans at banks are loans receivable in connection with banking activities undertaken by banking subsidiaries such as The Nomura Trust & Banking Co., Ltd., Nomura Singapore Limited and Nomura Bank International plc.

Financing activities loans are loans receivable in connection with financing activities undertaken by non-banking subsidiaries.

Margin transaction loans are loans receivable from customers in connection with stock brokerage activities. These loans are usually collateralized by customers’ securities and customers’ deposits.

Inter-bank money market loans are loans receivable from financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers.

For each of the above types of loans, management establishes an allowance for loan losses which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been specifically identified as impaired. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not specifically identified as impaired includes judgment about collectibility based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

        While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

Other receivables—

Receivables from customers include amounts receivable on customer securities transactions.

Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date (“fails to deliver”), margin deposits, commissions, and net receivables arising from unsettled securities transactions.

The allowance for receivables is included in Allowance for doubtful accounts and reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired.

Payables and deposits—

Payables to customers include amounts payable on customer securities transactions and are measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date (“fails to receive”) and net payables arising from unsettled securities transactions. Amount are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within our banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 15 years
Software	5 years

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥39,265 million and ¥47,350 million ($474 million), and in Non-interest expenses—Occupancy and related depreciation in the amount of, ¥11,167 million and ¥16,113 million ($162 million) for the years ended March 31, 2007 and 2008, respectively.

Long-lived assets—

In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized to the extent that carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥214 million and ¥93 million ($1 million) substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2007 and 2008, respectively. These losses are included in consolidated statements of operations under Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage their shareholder relationships.

These investments, which are classified within Other assets—Investments in equity securities in our consolidated balance sheet are carried at fair value, with changes in fair value recognized through Revenue—Gain (loss) on investments in equity securities in our consolidated statements of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥164,570 million and ¥30,668 million, respectively, at March 31, 2007, and ¥112,946 million ($1,131 million) and ¥26,384 ($264 million), respectively, at March 31, 2008.

Other assets-other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥34,895 million and ¥9,763 million, respectively, at March 31, 2007 and ¥8,287 million ($83 million) and ¥11,911 million ($119 million), respectively, at March 31, 2008. These securities are carried at fair value, with unrealized gains and losses recognized within Revenue—Other in the consolidated statements of operations.

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with unrealized gains and losses recognized within Revenue—Other in the consolidated statements of operations.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). Nomura estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based compensation—

Effective April 1, 2006, Nomura adopted SFAS No. 123 (Revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation” (“SFAS 123-R”). Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the requisite service period, which generally is equal to the vesting period. As Nomura had previously adopted a policy of expensing stock-based compensation that was generally consistent with the provisions of SFAS 123-R, the impacts of adopting SFAS 123-R were not significant to Nomura’s consolidated financial statements.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”) the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and indefinite-lived intangible assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

Accounting changes and new accounting pronouncements—

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. SFAS 155 was effective as of a reporting entity`s first fiscal year that begins after September 15, 2006, with earlier adoption permitted.

On April 1, 2006, Nomura early adopted SFAS 155, primarily on a prospective basis and certain hybrid financial instruments, principally structured notes that contain embedded derivatives are accounted for at fair value, with the change recorded in Revenue -Net gain on trading.

On April 1, 2008 Nomura intends to adopt SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”) which incorporates similar accounting and disclosure requirements to SFAS 155 and therefore Nomura intends to apply SFAS 159 to all such hybrid financial instruments which have been issued on or after that date.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No.140” (“SFAS 156”), which requires that a reporting entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. A reporting entity may choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. SFAS 156 was effective as of the beginning of a reporting entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. The adoption of SFAS 156 by Nomura on April 1, 2007 did not have a material impact on these consolidated financial statements.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a reporting entity’s financial statements and prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

On April 1, 2007, Nomura adopted the provisions of FIN 48 and recognized an increase to opening retained earnings of ¥1,266 million after-tax. For additional information regarding the adoption of FIN 48, see Note 15, “Income Taxes” within these consolidated financial statements.

Accounting for sabbatical leave and other similar benefits

In June 2006, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 requires a reporting entity to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. Prior to the adoption of EITF 06-2, Nomura recorded a liability for sabbatical leave upon employee vesting in the benefit, which occurred only at the end of the service period. Under EITF 06-2, Nomura accrued an estimated liability for sabbatical leave over the requisite service period as employee services are rendered.

On April 1, 2007, Nomura adopted EITF 06-2 and recognized a decrease to opening retained earnings of ¥1,119 million after-tax.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires a reporting entity to consider its own credit rating when valuing liabilities carried at fair value.

The requirements of SFAS 157 are generally applied prospectively to financial instruments apart from derivatives which have been accounted for in accordance with EITF 02-03, hybrid financial instruments that are currently measured at fair value in their entirety under SFAS 155 and certain investments which have block discounts applied to them. The impact of adjusting the fair value of these financial instruments in accordance with SFAS 157 will be recorded as a cumulative-effect adjustment to opening retained earnings.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP.

The remainder of SFAS 157 relating to financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007. As permitted by FSP SFAS 157-2, Nomura intends to adopt SFAS 157 on April 1, 2008 for financial assets and financial liabilities only and does not apply the provisions of SFAS 157 to certain non financial assets and liabilities not carried at fair value on a recurring basis, including:

•	Non financial assets and non financial liabilities acquired in a business combination but not measured at fair value on a recurring basis;

•	Goodwill and other intangible assets;

•	Long-lived non financial assets.

Nomura currently estimates the adjustment to opening retained earnings from partial adoption of SFAS 157 on April 1, 2008 to be an increase of approximately ¥10,306 million after-tax. The key components of the transition adjustment are an increase of approximately ¥3,373 million after-tax for reversal of block discounts against financial instruments quoted in active markets and an increase ¥6,933 million after-tax for the nullification of EITF 02-3.

Nomura is currently unable to quantify the impact, if any, that the adoption of SFAS 157 will have on these consolidated financial statements, since such impact will be dependent upon, among other things, the nature, volume and size of structured derivative transactions that the Company may enter into during that period.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million to Accumulated other comprehensive income (net of tax) as of that date.

SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its financial statements, rather than on another date within three months of that date. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008. As the measurement date already coincides with the date of the financial statements, the provision will not have a material impact on Nomura’s consolidated financial statements.

For additional information regarding the adoption of SFAS 158, see Note 13, “Employee benefit plans” within these consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and reports the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS 159 is effective for fiscal years beginning after November 15, 2007 and Nomura intends to adopt SFAS 159 on April 1, 2008. The existing financial assets and financial liabilities Nomura elected the fair value option for as of that date, and the reasons for that election are as follows:

•

Loans and receivables which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate income statement volatility caused by the difference in measurement basis for loans and receivables and the derivatives it uses to risk manage those instruments;

•

Equity method investments which are held for capital appreciation or current income purposes, which generally have an exit strategy. Nomura elects the fair value option to simplify the accounting for these investments, and to more faithfully represent the purpose of these investments in our consolidated financial statements; and

•

Financial liabilities for transactions which are accounted for as financings under SFAS 140. Nomura elects the fair value option for these financial liabilities to mitigate income statement volatility which currently arises because even though Nomura has no continuing economic exposure to the transferred financial assets, they remain on its consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through earnings.

Nomura currently estimates the adjustment to retained earnings as of that date to be an increase of approximately ¥4,327 million after-tax.

Nomura also intends to elect the fair value option for these financial assets and financial liabilities, together with all structured notes issued on or after the date of adoption. Because SFAS 159 incorporates similar accounting and disclosure requirements to SFAS 155, Nomura intends to apply SFAS 159 to all such financial instruments which have been issued on or after that date.

This blanket election for structured notes will be made primarily to mitigate the income statement volatility caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions and to generally simplify the accounting it applies to these financial instruments.

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007.

Nomura intends to adopt FSP FIN 39-1 on April 1, 2008 and currently estimate approximately ¥684.8 billion of netting of cash collateral receivables against net derivative liabilities and ¥378.3 billion of netting of cash collateral payables against net derivative assets as of that date.

Accounting for investment companies

In June 2007, the AICPA issued SOP 07-1. SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide “Investment Companies” should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting.

In February 2008, the FASB issued Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1”, which indefinitely deferred SOP 07-1 for companies that had not adopted it. Nomura adopted SOP 07-1, as issued, as of December 14, 2007, and as permitted by the Staff Position, have chosen not to rescind its adoption and therefore continue to apply its provisions.

As Nomura’s adoption of SOP 07-1 was made in other than the first interim period of the year of change, the change is reported by retrospective application to the previous interim periods of the year and therefore Nomura effectively adopted SOP 07-1 as of April 1, 2007. Certain entities, including Nomura Principal Finance Co., Ltd, (“NPF”) and Terra Firma Capital Partners I (“TFCPI”) are investment companies pursuant to SOP 07-1’s provisions. The impact of adoption for those entities was a credit adjustment to opening retained earnings of ¥2,049 million after-tax, which represents the difference between the fair value of the investments held by these entities and their existing carrying amounts. The impact of adoption was not material to these consolidated financial statements.

In May 2007, the FASB issued FSP FIN No. 46-R-7, “Application of FIN 46-R to Investment Companies” (“FSP FIN 46-R-7”) which amends FIN 46-R to make permanent the temporary deferral of the application of FIN 46-R by entities within the scope of SOP 07-1. FSP FIN 46-R-7 is effective upon adoption of SOP 07-1. Nomura has therefore adopted FSP FIN 46-R-7 as of December 14, 2007. The impact of adoption was not material to these consolidated financial statements.

All investments made by investment companies pursuant to SOP 07-1 are carried at fair value, with changes in fair value recognized through earnings.

For additional information regarding the adoption of SOP 07-1, see Note 4, “Private equity business” and Note 5, “Investment company accounting” within these consolidated financial statements.

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at the fair value determined on the acquisition date and changes thereafter in contingent consideration to be reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred.

SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application is not permitted and therefore Nomura will adopt SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Nomura is evaluating the impact of adoption of SFAS 141-R on its consolidated financial statements.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings and provides guidance on the accounting for transactions between an entity and noncontrolling interests.

The effective date for SFAS 160 is for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted and therefore Nomura will adopt SFAS 160 on April 1, 2009. The Statement is applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura is evaluating the impact of adoption on its consolidated financial statements.

Enhanced disclosures about derivatives and hedging

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 replaces and expands the quantitative and qualitative disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and other related literature and intends to provide an enhanced understanding of:

•	How and why a reporting entity uses derivative instruments;

•	How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and

•	How derivative instruments affect a reporting entity’s financial position, financial performance and cash flows.

SFAS 161 is effective for financial statements issued and for fiscal years and interim periods beginning after November 15, 2008 with early application permitted. Because SFAS 161 is a disclosure statement and does not impact the accounting treatment for derivative instruments and related hedged items, Nomura’s adoption of SFAS 161 will not impact on its consolidated financial statements.

Useful lives of intangible assets

In April 2008, the FASB issued FSP No. SFAS 142-3, “Determination of the Useful Lives of Intangible Assets”, (“FSP SFAS 142-3”). FSP SFAS 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and introduces new disclosures in addition to those Nomura currently makes under SFAS 142. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years with early adoption prohibited.

Nomura will adopt FSP SFAS 142-3 on April 1, 2009. As the guidance for determining the useful life of a recognized intangible asset is only applied prospectively to intangible assets acquired after that date, Nomura does not expect a material impact on its consolidated financial statements.

GAAP hierarchy

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) which provides a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP.

SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Nomura is currently considering the potential impact of adoption of SFAS 162 but does not expect a material impact on its consolidated financial statements.

3. Financial instruments:

Nomura enters into transactions involving financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Trading assets and Trading liabilities

Trading assets, including those that are disclosed parenthetically as Securities pledged as collateral, and Trading liabilities consist of the following major types of financial instruments:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2007		2008		2008
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥3,088,440	¥525,943	¥1,296,462	¥870,933	$12,984	$8,722
Government and government agency bonds	5,200,419	3,074,291	4,751,195	2,663,609	47,583	26,676
Bank and corporate debt securities	2,065,509	183,068	1,650,844	145,552	16,533	1,458
Commercial paper and certificates of deposit	382,801	—	320,773	—	3,213	—
Mortgage and mortgage-backed securities	1,109,058	—	477,887	—	4,786	—
Beneficiary interests and other	154,962	4	277,250	10	2,777	0
Derivative contracts(1)	829,637	1,017,097	1,551,349	1,474,265	15,537	14,765

	¥12,830,826	¥4,800,403	¥10,325,760	¥5,154,369	$103,413	$51,621

(1)	Amounts disclosed for derivative contracts are reported on a net-by-counterparty basis where net presentation is consistent with FIN39.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 14.5% and 18.1% of total assets as of March 31, 2007 and 2008, respectively.

Derivatives utilized for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN 39.

EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”(“EITF 02-3”), precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF 02-3.

The table below discloses the fair value of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtains to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Derivative Trading Assets:
Foreign exchange forwards	¥51,274	¥91,476	$916
FRA and other OTC forwards	39,716	67,450	676
Swap agreements	373,139	1,039,106	10,407
Securities options—purchased	156,979	155,310	1,555
Options other than securities options—purchased	208,529	198,007	1,983

Total(1)	¥829,637	¥1,551,349	$15,537

Derivative Trading Liabilities:
Foreign exchange forwards	¥28,698	¥120,752	$1,209
FRA and other OTC forwards	32,986	38,787	389
Swap agreements	533,388	748,944	7,501

Securities options—written	268,393	327,844	3,283
Options other than securities options—written	153,632	237,938	2,383

Total(1)	¥1,017,097	¥1,474,265	$14,765

(1)	Total amounts disclosed for derivative contracts are reported on a net-by-counterparty basis where net presentation is consistent with FIN 39.

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Merchant Banking	¥(2,459)	¥(4,969)	$(50)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	137,595	136,955	1,372
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	154,872	(70,266)	(704)

	¥290,008	¥61,720	$618

Non-trading activities—

Nomura’s non-trading activities consist primarily of non-trading debt securities, investments in equity securities and derivatives for purposes other than trading.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Fair value of financial instruments—

The majority of Nomura’s assets and liabilities are carried at fair value or at amounts that approximate fair value. Assets which are carried at fair value include Trading assets, Private equity investments, Non-trading debt securities and Investments in equity securities. Liabilities which are carried at fair value include Trading liabilities. Assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, Securities borrowed, and Loans receivable. Liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under SFAS 155. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents financial instruments with carrying values that differ from their fair value or approximate fair value.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2007		2008		2008
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥5,003	¥5,006	¥5,224	¥5,243	$52	$53

4. Private equity business:

Nomura’s private equity investments, which are made primarily through our Global Merchant Banking Division, continue to expand in both Japan and Europe.

As of April 1, 2007 Nomura adopted SOP 07-1. Certain entities which Nomura consolidates under either a voting interest or variable interest model (“investment company subsidiaries”) are investment companies pursuant to the provisions of SOP 07-1. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to the parent entity or the Nomura group. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method. Such investments may generally only be made by investment companies within the group. Non-core businesses are defined as those engaged in activities other than Nomura’s five business segments.

As a result of adoption of SOP 07-1, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2001, NPF has made 21 investments and exited from 15 of these investments (including partial sales) and the fair value of its investment portfolio is ¥124,974 million ($1,252 million) as at March 31, 2008.

NPF is a consolidated investment company pursuant to the provisions of SOP 07-1 and therefore carries all of its investments at fair value, with changes in fair value recognized through earnings from the adoption date of SOP 07-1 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

During the year ended March 31, 2007, NPF accounted for two separate investments as business combinations under SFAS 141 which resulted in consolidation of the investees, including Tsubaki Nakashima Co., Ltd., a manufacturer and seller of high-precision ball bearings. The purchase price of these businesses, net of cash acquired was ¥92,273 million. For further information on Tsubaki Nakashima Co., Ltd., see Note 9, “Business combinations”. In addition, NPF also invested in two businesses accounted for by the equity method, including Skylark Co., Ltd., a major Japanese food restaurant chain.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure to run Nomura’s European private equity business, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for the investment managed by Terra Firma at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies” until March 31, 2007, following which Nomura adopted SOP 07-1.

The Terra Firma Investments are held by entities which are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through earnings.

The estimated fair value of the Terra Firma Investments was ¥282,824 million and ¥130,938 million ($1,311 million) at March 31, 2007 and 2008, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥307 billion ($3.1 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥705 billion ($7.1 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥30,680 million ($307 million) and reduced to ¥7,356 million ($74 million) as a result of adjustments for recyclable distributions. As of March 31, 2008, ¥5,119 million ($51 million) had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥15,819 million ($158 million) and ¥7,292 million ($73 million) had been drawn down for investments as at March 31, 2008.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through earnings.

Other Investments

Nomura also makes private equity investments in Europe through wholly owned subsidiaries and other consolidated entities which have third party pooling of funds. These entities are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore all investments are carried at fair value, with changes in fair value recognized through earnings.

5. Investment company accounting

Certain entities, including NPF and TFCPI are investment companies pursuant to SOP 07-1’s provisions and therefore carry all of their investments at fair value, with changes in fair value recognized through earnings from the adoption date of April 1, 2007.

The following table summarizes the aggregate carrying value (fair value) and the cost of investments held by all investment company subsidiaries consolidated within the Nomura group which are investment companies pursuant to SOP 07-1 and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen	Translation into millions of U.S. dollars
	March 31, 2008
Closing cost(1)	¥210,193	$2,105
Gross unrealized appreciation	148,354	1,486
Gross unrealized depreciation	(52,193)	(523)

Closing fair value	¥306,354	$3,068

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes the performance of the investments held by investment company subsidiaries during the period:

	Millions of yen	Translation into millions of U.S. dollars
	Year ended March 31, 2008
Opening fair value	¥487,059	$4,878
Purchase (sales) of investees during the period(1)	(250,067)	(2,505)
Net realized gains / (losses) during the period(2)	76,082	762
Change in unrealized gains / (losses) during the period	(6,720)	(67)

Closing fair value	¥306,354	$3,068

(1)	Acquisition cost of new investees or sales proceeds of investees disposed of during the period.
(2)	Net realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.

There were no significant transactions between Nomura and the investees of the investment companies during the period.

6. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2007	2008	2008
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥24,672	¥13,106	$131
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	18,214	9,028	90

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2007 and 2008, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Trading assets:
Equities and convertible bonds	¥124,820	¥197,669	$1,980
Government and government agency bonds	295,288	263,955	2,644
Bank and corporate debt securities	865,835	718,380	7,194
Mortgage and mortgage-backed securities	632,961	—	—
Beneficial interests and others	48,638	531	5

	¥1,967,542	¥1,180,535	11,823

Non-trading debt securities	¥86,032	¥94,560	¥947
Investments in and advance to affiliated companies	¥38,048	¥49,761	¥498

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Loans and receivables	¥50,473	¥22,352	$224
Trading assets	1,423,113	2,084,313	20,874
Office buildings, land, equipment and facilities	13,504	43,895	440
Non-trading debt securities	77,257	85,866	860
Other	7,084	1,982	20

	¥1,571,431	¥2,238,408	$22,418

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 11, “Borrowings”, for further information regarding trading balances of secured borrowings.

7. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2007 and 2008, Nomura securitized ¥1,447 billion and ¥691 billion ($6.9 billion) of financial assets, respectively. In addition, Nomura received ¥9 billion and ¥12 billion ($0.1 billion) from securitization trusts and paid ¥53 billion and ¥3 billion ($0.0 billion) to securitization trusts, respectively. Nomura held ¥37 billion and ¥17 billion ($0.2 billion) of retained interests in transferred assets at March 31, 2007 and 2008, respectively.

Variable Interest Entities (VIEs)—

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds and mortgage and mortgage-backed securities. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

The following table shows the classification of the consolidated VIEs’ assets that collateralize the VIEs’ obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2007	2008	2008
Consolidated VIEs’ assets that collateralize the VIEs’ obligations
Trading assets	¥288	¥240	$3
Office buildings, land, equipment and facilities	—	47	0
Other	7	3	0

Total	¥295	¥290	$3

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other below investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft using VIEs; and loans and investments in VIEs that acquire operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2007 and 2008. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2007	2008	2008
VIE assets	¥799	¥457	$5
Maximum exposure to loss	171	261	$3

In June 2007, the AICPA issued SOP 07-1. Although this SOP 07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, FASB decided to postpone the effective date of SOP 07-1, indefinitely. But, SOP 07-1 permitted early adoption and continuous application of this SOP 07-1 for entities that early adopted this SOP is allowed by FASB Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1.”

Nomura decided early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including NPF and TFCPI as investment companies. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide those entities that meet criteria for investment companies under SOP 07-1 with a permanent scope exception from the application of FIN 46-R.

8. Receivables and payables

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activities loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

The recorded investment in each of loan type is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Loans at banks	¥276,423	¥252,553	$2,529
Financing activity loans	245,980	200,947	2,012
Margin transaction loans	328,099	181,313	1,816
Inter-bank money market loans	85,209	149,449	1,497

Loans receivable total	¥935,711	¥784,262	$7,854

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible against loans receivable, receivables from customers and receivables from other than customers. Changes in the Allowance for doubtful accounts are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Balance at beginning of year	¥2,878	¥2,027	$20
Provision (credit) for doubtful accounts	220	149	2
Charge-offs	(1,407)	(252)	(3)
Other	336	(525)	(5)

Balance at end of year	¥2,027	¥1,399	$14

Net receivables/payables arising from unsettled securities transactions are included in Payables to other than customers amounting to ¥234,826 million and ¥19,489 million ($195 million) at March 31, 2007, and March 31, 2008.

9. Business combinations:

Instinet Incorporated (“Instinet”)

On February 1, 2007, Nomura purchased a 100% stake in a global agency-broker, Instinet, a major provider of electronic trading services for institutional investors, from majority owner Silver Lake Partners and Instinet’s current management team to provide hedge funds, pension funds, and other institutional investors with even higher value-added trading technologies and order execution services by utilizing it’s more advanced execution technologies. The acquisition price was ¥148,405 million, which was paid in cash in February 2007.

The results of operations and cash flows associated with Instinet for two months from February 1 to March 31, 2007 are included in Nomura’s consolidated financial statements.

The condensed balance sheet of Instinet at February 1, 2007 is as follows:

Millions of yen
Assets:
Cash and cash deposits	¥64,104
Loans and receivables	40,409
Collateralized agreements	24,598
Office buildings, land, equipment and facilities	4,211
Intangible assets(1)	49,609
Others	3,708
Goodwill(2)	69,090

Total assets	¥255,729

Liabilities:
Short-term borrowings	¥4,130
Collateralized financing	21,385
Others	81,809

Total liabilities	107,324

Net assets	148,405
Acquisition cost	¥148,405

(1)	The breakdown of intangible assets is as follows.

Intangible assets subject to amortization, including customer relationships and technology related:

¥40,719 million, having a weighted-average amortization period of 15 years and a residual value of zero.

Intangible assets not subject to amortization:

¥8,890 million

(2)	Goodwill was recognized on the balance sheet of Instinet by the application of push-down accounting as of February 1, 2007, and is not deductible for tax purposes.

Goodwill related to Instinet is included in the Global Markets operating segment.

Tsubaki Nakashima Co., Ltd. (“Tsubaki Nakashima”)

In March 2007, Nomura purchased a 97% stake in Tsubaki Nakashima, a manufacturer and seller of high-precision ball bearings. The acquisition price was ¥101,572 million.

Nomura consolidated Tsubaki Nakashima as of March 31, 2007, reporting its result of operation with three months lag.

The condensed balance sheet of Tsubaki Nakashima at December 31, 2006, was as follows:

Millions of yen
Assets:
Cash and cash deposits	¥12,586
Loans and receivables	10,813
Office buildings, land, equipment and facilities	23,697
Intangible assets(1)	36,376
Others	37,629

Total assets	¥121,101

Liabilities:
Others	¥28,767

Total liabilities	28,767

Net assets	92,334
Minority interests	(2,575)

Nomura’s portion of net assets	89,759
Acquisition cost	101,572

Goodwill(2)	¥11,813

(1)	The breakdown of intangible assets is as follows.

Intangible assets subject to amortization, including technology related:

¥36,371 million, having a weighted-average amortization period of 20 years and a residual value of zero.

Intangible assets not subject to amortization:

¥5 million

(2)	Goodwill is not deductible for tax purposes.

Following adoption of SOP 07-1 by Nomura as of April 1, 2007, Tsubaki Nakashima was no longer consolidated and is now carried at fair value with changes in fair value recognized currently through earnings. For additional information regarding the adoption of SOP 07-1, see Note 2, “Summary of accounting policies”, Note 4, “Private equity business”, and Note 5, “Investment company accounting” within these consolidated financial statements.

The following summarized unaudited pro forma financial information assumes the acquisition of shares in Instinet and Tsubaki Nakashima during the year ended March 31, 2007 had occurred on April 1, 2005.

	Millions of yen, except per share amounts
	Year ended March 31
	2006	2007
Total revenue	¥1,895,354	¥2,143,927

Net income	¥309,957	¥182,003
Basic EPS	161.96	95.49
Diluted EPS	161.72	95.23

10. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Other assets-Other:
Securities received as collateral	¥309,571	¥242,601	$2,430
Goodwill and other intangible assets	177,481	103,022	1,032
Deferred tax assets	156,255	273,041	2,735
Investments in equity securities for other than operating purposes	44,658	20,198	202
Other	181,541	170,047	1,703

Total	869,506	808,909	8,102

Other liabilities:
Obligation to return securities received as collateral	¥309,571	¥242,601	$2,430
Accrued income taxes	27,923	35,669	357
Other accrued expenses	344,274	279,169	2,796
Other	126,714	65,767	658
Minority interests	37,040	12,978	130

Total	845,522	636,184	6,371

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows. Goodwill impairment charges are not deductible for tax purposes.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2007		2008		2008
Balance at beginning of year	¥11,412		¥91,279		$914
Increase by acquisitions	80,903	(1)	—		—
Others	(1,036)		(28,289	)(2)	(283)

Balance at end of year	¥91,279		¥62,990		$631

(1)	¥69,090 million is related to Instinet and ¥11,813 million is related to Tsubaki Nakashima.
(2)	Negative ¥17,143 million ($172 million) was no longer recognized following adoption of SOP 07-1 and deconsolidation of certain entities held by investment companies. Negative ¥11,146 ($111 million) relates to translation adjustments.

The gross carrying amounts of other intangible assets were ¥87,247 million and ¥43,886 million ($440 million) at March 31, 2007 and 2008, respectively. Accumulated amortization of other intangible assets amounted to ¥1,045 million and ¥3,854 million ($39 million) at March 31, 2007 and 2008, respectively.

11. Borrowings:

Short-term and long-term borrowings of Nomura at March 31, 2007 and 2008 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Short-term borrowings(1)(2):
Commercial paper	¥526,164	¥445,933	$4,466
Bank loans	401,853	658,438	6,594
Other(3)	165,512	321,895	3,224

Total	¥1,093,529	¥1,426,266	$14,284

Long-term borrowings(4):
Long-term loans from banks and other financial institutions(5)	¥1,144,932	¥1,449,553	$14,517
Bonds and notes issued(6):
Fixed-rate obligations:
Japanese yen denominated	503,576	610,920	6,118
Non-Japanese yen denominated	14,570	418	4
Variable-rate obligations:
Japanese yen denominated	34,200	120,198	1,204
Non-Japanese yen denominated	465,509	475,997	4,767
Index / Equity linked obligations:
Japanese yen denominated	2,096,093	1,820,643	18,235
Non-Japanese yen denominated	439,456	367,487	3,680

	3,553,404	3,395,663	34,008

Sub-Total	4,698,336	4,845,216	48,525

Trading balances of secured borrowings	304,554	379,210	3,798

Total	¥5,002,890	¥5,224,426	$52,323

(1)	Include secured borrowings of ¥2,703 million at March 31, 2007 and ¥nil million at March 31, 2008.
(2)	Include hybrid financial instruments accounted for at fair value under SFAS 155 of ¥4,403 million at March 31, 2007 and ¥3,245 million ($32 million) at March 31, 2008.
(3)	Include trading balances of secured borrowings of ¥17,666 million at March 31, 2007 and ¥nil million at March 31, 2008.
(4)	Include hybrid financial instruments accounted for at fair value under SFAS 155 of ¥20,545 million at March 31, 2007 and ¥110,081 million ($1,102 million) at March 31, 2008.
(5)	Include secured borrowings of ¥17,524 million at March 31, 2007 and ¥24,722 million ($248 million) at March 31, 2008.
(6)	Include secured borrowings of ¥232,789 million at March 31, 2007 and ¥252,202 million ($2,526 million) at March 31, 2008.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales under SFAS 140. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from the distribution of financial products secured by the financial assets without recourse to us.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Debt issued by the Company	¥1,084,873	¥1,502,345	$15,046
Debt issued by subsidiaries—guaranteed by the Company	2,710,533	2,365,315	23,688
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,207,484	1,356,766	13,589

Total	¥5,002,890	¥5,224,426	$52,323

(1)	Includes trading balances of secured borrowings.

At March 31, 2007, fixed-rate obligations of long-term borrowings are due between 2007 and 2023 at interest rates ranging from 0.71% to 5.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2007 and 2015 at interest rates ranging from 0.51% to 5.56%. Index / Equity linked obligations are due between 2007 and 2037 at interest rates ranging from 0.00% to 44.00%.

At March 31, 2008, fixed-rate obligations of long-term borrowings are due between 2008 and 2023 at interest rates ranging from 0.71% to 6.40%. Variable-rate obligations, which are generally based on LIBOR, are due between 2008 and 2015 at interest rates ranging from 0.92% to 5.32%. Index / Equity linked obligations are due between 2008 and 2038 at interest rates ranging from 0.00% to 40.00%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, were as follows:

	March 31
	2007	2008
Short-term borrowings	2.19%	1.37%
Long-term borrowings	1.44%	2.76%
Fixed-rate obligations	1.21%	0.88%
Variable-rate obligations	2.48%	2.08%
Index / Equity linked obligations	1.06%	3.64%

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2007 consist of the following(1):

Year ending March 31	Millions of yen
2008	¥319,981
2009	535,764
2010	585,894
2011	194,674
2012	584,631
2013 and thereafter	2,477,392

Sub-Total	4,698,336

Trading balances of secured borrowings	304,554

¥5,002,890

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2008 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2009	¥476,131	$4,768
2010	533,596	5,344
2011	262,752	2,631
2012	564,551	5,654
2013	624,553	6,255
2014 and thereafter	2,383,633	23,873

Sub-Total	4,845,216	48,525

Trading balances of secured borrowings	379,210	3,798

	¥5,224,426	$52,323

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2007 and 2008, Nomura had unused committed lines of credit amounting to ¥398,685 million and ¥370,209 million ($3,708 million), respectively.

12. Earnings per share:

In accordance with SFAS 128, basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of operations. Basic EPS is calculated by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income is also adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by affiliates.

A reconciliation of the amounts and the numbers used in the calculation of basic and diluted EPS is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2007	2008	2008
Basic—
Net income (loss) applicable to common stock	¥175,828	¥(67,847)	$(679)

Weighted average number of shares outstanding	1,906,011,723	1,908,399,176

Basic EPS:
Net income (loss)	¥92.25	¥(35.55)	$(0.36)

Diluted—
Net income (loss) applicable to common stock	¥175,819	¥(67,849)	$(680)

Weighted average number of shares outstanding used in diluted EPS computations	1,911,093,936	1,907,307,701

Diluted EPS:
Net income	¥92.00	¥(35.57)	$(0.36)

In determining diluted EPS, net income applicable to common stock has been adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2007 and 2008 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually reduce EPS in each of the years ended March 31, 2007. Also the weighted average number of shares used in the calculation of diluted EPS reflect decline potential common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually increase loss per share in the years ended March 31, 2008.

Antidilutive stock options to purchase 1,816,000 and 14,058,600 common shares at March 31, 2007 and 2008, respectively, were not included in the computation of diluted EPS.

13. Employee benefit plans:

Nomura provides various severance benefits and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets as of March 31, 2007, is as follows:

	Millions of yen
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Investments in and advances to affiliated companies	¥442,554	¥(1,018)	¥441,536
Other assets—other	859,784	9,722	869,506
Total Assets	35,864,670	8,704	35,873,374
Other liabilities	821,025	24,497	845,522
Total liabilities	33,662,958	24,497	33,687,455
Accumulated other comprehensive (loss) income	22,406	(15,793)	6,613
Total shareholders’ equity	2,201,712	(15,793)	2,185,919
Total liabilities and shareholders’ equity	35,864,670	8,704	35,873,374

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory, funded benefit pension plans for their employees who meet eligibility requirements. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at the retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason of retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plan. Under the plan, employees with at least two years of service are in general entitled to lump-sum payments at the termination of employment. The benefits under the plans are calculated based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees. These plans are not significant.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans include the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2007	2008	2008
Service cost	¥8,857	¥9,395	$94
Interest cost	4,729	4,928	49
Expected return on plan assets	(3,909)	(4,118)	(41)
Amortization of net actuarial losses	1,401	1,452	15
Amortization of prior service cost	84	86	1

Net periodic benefit cost	¥11,162	¥11,743	$118

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets and a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2007	2008	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥225,509	¥234,988	$2,353
Service cost	8,857	9,395	94
Interest cost	4,729	4,928	49
Actuarial loss	2,997	2,369	24
Benefits paid	(7,029)	(7,374)	(73)
Other	(75)	32	0

Benefit obligation at end of year	234,988	244,338	2,447

Change in plan assets:
Fair value of plan assets at beginning of year	150,561	158,623	1,589
Actual return on plan assets	5,187	(20,033)	(201)
Employer contributions	8,443	8,775	88
Benefits paid	(5,568)	(5,680)	(57)

Fair value of plan assets at end of year	158,623	141,685	1,419

Funded status at end of year	(76,365)	(102,653)	(1,028)

Amounts recognized in the consolidated balance sheets(1)	¥(76,365)	¥(102,653)	$(1,028)

(1)	Effective March 31, 2007, under SFAS 158, unrecognized net actuarial loss and unrecognized prior service cost are recognized as an assets or liability in the consolidated balance sheets.

Nomura recognized a liability for pension benefits for its private equity entities’ plans amounting to ¥6,763 million at March 31, 2007. Nomura also recognized a liability for pension benefits for other plans amounting to ¥7,280 million at March 31, 2007, and an asset for pension benefits for other plans amounting to ¥3,357 million ($34 million) at March 31, 2008.

The accumulated benefit obligation for Japanese entities’ plans was ¥210,238 million and ¥219,326 million ($2,197 million) as of March 31, 2007 and 2008, respectively.

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2007 and 2008 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Plans with ABO in excess of plan assets:
PBO	¥234,988	¥244,338	$2,447
ABO	210,238	219,326	2,197
Fair value of plan assets	158,623	141,685	1,419
Plans with PBO in excess of plan assets:
PBO	234,988	244,338	2,447
ABO	210,238	219,326	2,197
Fair value of plan assets	158,623	141,685	1,419

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2008	2008
Net actuarial loss	¥70,150	$703
Net prior service cost	1,166	12

Total	¥71,316	$715

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2009	2009
Net actuarial loss	¥2,914	$29
Net prior service cost	86	1

Total	¥3,000	$30

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2007	2008
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	3.7%	3.7%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2007	2008
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	3.6%	3.7%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2007	2008
Equity securities	57.4%	43.6%
Debt securities	36.3%	49.2%
Other	6.3%	7.2%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 45.9% equity securities, 45.3% debt securities and 8.8% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥8,958 million ($90 million) to Japanese entities’ plans in the year ending March 31, 2009 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2009	¥7,803	$78
2010	8,209	82
2011	8,916	89
2012	9,241	93
2013	9,067	91
2014-2018	52,913	530

Defined contribution pension plans—

In addition to the defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese entities have defined contribution pension plans.

Nomura contributed ¥858 million and ¥ 905 million ($9 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2007, and 2008, respectively.

The contributions to the overseas defined contribution pension plans were ¥3,946 million and ¥3,836 million ($38 million) for the years ended March 31, 2007 and 2008, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥5,356 million and ¥6,179 million ($62 million) for the years ended March 31, 2007 and 2008, respectively.

14. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock option plans for employees (directors, executive officers and certain employees). These stock options vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the years ended March 31, 2007 and 2008 were ¥485 and ¥496 ($5) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2007	2008
Expected volatility	36.48%	33.85%
Expected dividends yield	1.58%	1.54%
Expected lives (in years)	6	6
Risk-free interest rate	1.68%	1.65%

Activity related to these stock option plans (A-plan) is as follows:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2006	7,167,000	1,620	4.7
Granted	1,832,000	2,210
Exercised	(1,425,000)	1,696
Repurchased	—	—
Forfeited	(47,000)	1,714
Expired	—	—

Outstanding at March 31, 2007	7,527,000	1,746	4.4
Granted	2,016,000	2,382
Exercised	(504,200)	1,590
Repurchased	—	—
Forfeited	(38,000)	1,987
Expired	—	—

Outstanding at March 31, 2008	9,000,800	¥1,891	4.1

The total intrinsic value of options exercised during the years ended March 31, 2007 and 2008 were ¥1,087 million and ¥308 million ($3 million), respectively. The aggregate intrinsic value of options outstanding at March 31, 2008 was ¥124 million ($1 million).

The following table details the distribution of the options at March 31, 2008:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,382	2,004,000	¥2,382	6.3	—	¥—
¥2,201	1,807,000	2,201	5.3	—	—
¥1,794	1,166,000	1,794	1.2	1,166,000	1,794
¥1,619	1,239,000	1,619	2.2	1,239,000	1,619
¥1,607	1,250,000	1,607	3.2	1,250,000	1,607
¥1,409	1,534,800	1,409	4.3	1,534,800	1,409

Total	9,000,800	¥1,891	4.1	5,189,800	¥1,593

At March 31, 2007 and 2008, options exercisable were 3,999,000 and 5,189,800, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is as follows:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2006	3,812,000	1,453
Granted	4,065,600	2,415
Exercised	(780,000)	1,619
Repurchased	—	—
Forfeited	(629,100)	2,074
Expired	—	—

Outstanding at March 31, 2007	6,468,500	1,978
Granted	8,769,800	2,314
Exercised	(1,670,600)	1,398
Repurchased	—	—
Forfeited	(903,200)	2,356
Expired	—	—

Outstanding at March 31, 2008	12,664,500	2,260

As of March 31, 2008, there was ¥10,605 million ($106 million) of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the years ended March 31, 2007 and 2008 were ¥2,897 million and ¥5,421 million ($54 million), respectively.

Total stock-based compensation expense included in net income (loss) for the years ended March 31, 2007 and 2008 were ¥6,525 million and ¥13,188 million ($132 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2007 and 2008 were ¥335 million and ¥990 million ($10 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2008 was ¥804 million ($8 million) and the tax benefit realized from exercise of the stock options was ¥nil million.

Subsequent events

On April 23, 2008, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries directors and certain employees. The total number of stock acquisition rights to be issued is 65,923 for the acquisition of 6,592,300 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and become exercisable two years after the grant date, and expire seven years after the grant date.

On June 23, 2008, the Company has issued stock acquisition rights of common stock pursuant to stock units plans (B-plan) for directors, executive officers and certain employees in the Company and foreign subsidiaries. The total number of stock acquisition rights to be issued is 9,300 for the acquisition of 930,000 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

15. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Current:
Domestic	¥150,876	¥133,196	$1,334
Foreign	(4,690)	9,924	99

	146,186	143,120	1,433

Deferred:
Domestic	(14,874)	(114,132)	(1,143)
Foreign	14,618	(25,729)	(258)

	(256)	(139,861)	(1,401)

Total	¥145,930	¥3,259	$32

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2007	2008
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	11.6	(166.3)
Non-deductible expenses	2.1	(28.2)
Non-taxable revenue	(3.8)	13.8
Tax effect of undistributed earnings of foreign subsidiaries	0.2	15.9
Different tax rate applicable to income (loss) of foreign subsidiaries	0.6	(2.9)
Tax benefit related to loss of subsidiaries	(8.0)	121.6
Domestic tax reduction related to IT investment	(0.0)	—
Others	1.7	0.1

Effective tax rate	45.4%	(5.0)%

The net deferred tax assets of ¥156,255 million and ¥273,041 million ($2,735 million) included in Other assets—Other in the consolidated balance sheets at March 31, 2007 and 2008, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥76,052 million and ¥ 20,763 million ($208 million) included in Other liabilities in the consolidated balance sheets at March 31, 2007 and 2008, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,408	5,218	$52
Investments in subsidiaries and affiliates	129,598	218,602	2,189
Valuation of financial instruments	199,920	181,078	1,814
Accrued pension and severance costs	54,733	58,414	585
Other accrued expenses and provisions	56,105	74,164	743
Operating losses	143,479	158,360	1,586
Others	2,711	2,809	28

Gross deferred tax assets	596,954	698,645	6,997
Less—Valuation allowance	(280,207)	(326,634)	(3,271)

Total deferred tax assets	316,747	372,011	3,726

Deferred tax liabilities
Investments in subsidiaries and affiliates	72,348	53,364	534
Valuation of financial instruments	116,655	48,850	489
Undistributed earnings of foreign subsidiaries	—	1,257	13
Valuation of fixed assets	44,980	14,418	144
Others	2,561	1,844	19

Total deferred tax liabilities	236,544	119,733	1,199

Net deferred tax assets	¥80,203	¥252,278	$2,527

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2007		2008		2008
Balance at beginning of year	¥231,726		¥280,207		$2,806
Net change during the year	48,481	(1)	46,427	(2)	465

Balance at end of year	¥280,207		¥326,634		$3,271

(1)	Includes ¥40,956 million related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S subsidiaries and the allowance for deferred tax assets previously recorded on certain European subsidiaries. These allowances for deferred tax assets are determined based on a review of future realizable value.
(2)	Includes ¥9,491 million ($95 million) related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S subsidiaries and the decrease of allowance for deferred tax assets previously recorded on certain European subsidiaries, and ¥36,550 million ($366 million) related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2008, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥ 222,947 million ($2,233 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2008, the Company determined that it would not repatriate undistributed earnings of certain European subsidiary within the foreseeable future. As a result, ¥11,529 million ($115 million) of previously provided deferred tax liabilities have been reversed. This increased the effective tax rate for the year ended March 31, 2008 by approximately 18%.

At March 31, 2008, Nomura has net operating loss carryforwards, for income tax purposes, of ¥463,688 million ($4,644 million) resulting from operations primarily in the U.S. These losses, except for ¥137,364 million ($1,376 million), which can be carried forward indefinitely, expire as follows: 2009 through 2015—¥48,916 million ($490 million), 2016 and thereafter—¥277,408 million ($2,778 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

Nomura adopted the provisions of FIN 48 on April 1, 2007 and recognised an increase to opening retained earnings of ¥1,266 million ($13 million) after tax.

The total amount of unrecognised tax benefits as of the date of adoption of FIN 48 and that as of March 31, 2008 were nil. Also there were no movements of the gross amounts in unrealized tax benefits and the amounts of interest and penalties recognised due to the unrealized tax benefits during the year ended March 2008. Nomura recognises the accrual of interest related to unrecognised tax benefits and penalties related to unrecognised tax benefits, if there are any, in Income tax expense in the consolidated statement of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and United States. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial Statements. A liability for unrecognized tax benefits is established, which Nomura believes to be adequate with regards to the potential for additional exposure. It is reasonably possible that there may be a significant increase in unrecognised tax benefits within 12 months of March 31, 2008. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognised tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which we remain subject to examination:

Jurisdiction	Year
Japan	2004	(1)
UK	2003
US	1999
Hong Kong	2004

(1)	For transfer pricing, the earliest year in which we remain subject to examinations is 2002.

16. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2007	2008
Number of shares outstanding at beginning of year	1,904,864,196	1,907,049,871
Common stock held in treasury:
Repurchases of common stock	(89,517)	(2,344,149)
Sales of common stock	9,412	12,776
Common stock issued to employees	2,172,000	2,174,800
Other net change in treasury stock	93,780	(8,239)

Shares outstanding at end of year	1,907,049,871	1,906,885,059

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan (On May 1, 2006, the Companies Act of Japan became effective, which reformed and replaced the Commercial Code of Japan.). Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. The amount available for dividends and acquisition of treasury stock was ¥995,162 million ($9,967 million) at March 31, 2008. This amount is based on the amount recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amount available for dividends and acquisition of treasury stock under the Companies Act of Japan.

Retained earnings include Nomura’s equity in undistributed earnings of investees accounted for by the equity method in the amount of ¥65,339 million ($654 million) at March 31, 2008.

Dividends on common stock per share were ¥44 for the year ended March 31, 2007 and ¥34 ($0.34) for the year ended March 31, 2008.

The board of directors approved a stock repurchase program in accordance with Article 459-1 of the Companies Act of Japan on January 31, 2008 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥40 billion and (d) the share buyback will run from February 8, 2008, to March 14, 2008. Under this repurchase program, the Company repurchased 1.7 million shares of common stock at a cost of ¥2,520 million ($25 million).

Change in Common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, 1,148 thousand shares, or ¥2,279 million ($23 million), held by affiliated companies at March 31, 2008.

17. Regulatory requirements:

Under the Financial Instruments and Exchange Act which came into effect as of September 30, 2007 (former Securities and Exchange Law), “Financial Instruments Firms (Category I), as which securities companies are classified in Japan, are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories; (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2007 and 2008, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

“Financial Instruments Firms” in Japan are required to segregate cash deposited by customers on securities transactions under the Financial Instruments and Exchange Act which came into effect as of September 30, 2007. At March 31, 2007 and 2008, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥341,173 million and ¥123,801 million ($1,240 million) and equities with a market value of ¥29,842 million and ¥112,797 million ($1,130 million), respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

The Financial Services Agency requires financial conglomerates to maintain net capital not smaller than the required capital on consolidated basis under “the Guideline for Financial Conglomerate Supervision”, which was established in June 2005. As of March 31, 2008, the Company was in compliance with the minimum capital requirement.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by the Financial Industry Authority (FINRA) as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (Rule 15c3-1), which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2007 and 2008, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (“NEHS”) group is regulated on a consolidated basis by the Financial Services Authority in the United Kingdom. Certain banking and broker/dealer subsidiaries of the NEHS group, including Nomura International plc, are also regulated on a stand alone basis by the Financial Services Authority or other appropriate local regulators. All of these regulators impose minimum capital adequacy requirements and limits on exposures to other entities within the Nomura Group. At March 31, 2007 and 2008 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

18. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd. and Fortress Investment Group LLC.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd.

For the year ended March 31, 2008, Nomura recognized an impairment loss of ¥17,551 million ($176 million) against its investment in JAFCO. The share price of JAFCO has declined significantly during 2008 as the Japanese stock market slowed down and this decline was determined to be other-than temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statement of operations.

At March 31, 2008, Nomura’s ownership of JAFCO was 26.0% and the balance of equity method goodwill arising from JAFCO, after adjustment for the impairment loss described above, was ¥6,167 million ($62 million) at March 31, 2008.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

Subsequently, during the year ended March 31, 2003 and 2005, Nomura acquired an additional 1.0% and 17.2% equity interest in NRI from Nomura Land and Building Co., Ltd, respectively.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005.

At March 31, 2008, Nomura’s ownership of NRI was 37.7% and the balance of equity method goodwill arising from NRI was ¥54,399 million ($545 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 19 “Commitments, contingencies and guarantees”, Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party.

In October 2006, Nomura Real Estate Holdings, Inc. (“NREH”) which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of 3,332 yen per share and listed the shares on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB recognized a gain from the offering based on its ownership of NREH shares and from the offering for sale of the 11 million NREH shares held by NLB. Nomura recognized its share of this gain in the consolidated statement of operations for the year ended March 31, 2007.

At March 31, 2008, Nomura’s ownership of NLB was 38.6% and the balance of equity method goodwill arising from NLB was ¥1,495 million ($15 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global alternative asset manager. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. In accordance with EITF 03-16, “Accounting for Investments in Limited Liability Companies,” the investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method as prescribed by EITF Topic No.D-46, “Accounting for Limited Partnership Investments”.

Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange. Since the price of capital paid in per share exceeded Nomura’s carrying amount per share of Fortress stock, Nomura recognized a gain from changes in equity of Fortress, in the consolidated statement of operations during the year ended March 31, 2007.

At March 31, 2008, Nomura owned a 13.5% of voting interest in Fortress and the balance of equity method goodwill arising from Fortress was ¥72,760 million ($729 million).

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Total assets	¥1,526,405	¥1,549,634	$15,520
Total liabilities	972,574	1,007,620	10,091

	Year ended March 31
	2007	2008	2008
Net Revenues	¥605,075	¥493,058	$4,938
Non-interest expenses	383,439	430,766	4,314
Net income	147,186	30,340	304

A summary of financial information for Fortress is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007(1)	2008(1)	2008
Total assets	¥2,795,728	¥199,356	$1,997
Total liabilities	2,781,382	180,308	1,806

	Year ended March 31
	2007(1)	2008(1)	2008
Net Revenues	¥780,016	¥63,835	639
Non-interest expenses	65,260	185,405	1,857
Net income (loss)	51,804	(6,844)	(69)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2006 and 2007, respectively. Nomura records its share of Fortress’s earnings on the equity basis on a three month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 19 “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Investments in affiliated companies	¥441,515	¥361,334	$3,619
Advances to affiliated companies	21	—	—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Revenues	¥7,403	¥1,738	$17
Non-interest expenses	38,078	40,526	406
Purchase of software and tangible assets	68,563	52,890	530

In addition to the above, the sale of tangible assets for the year ended March 31, 2008 was ¥11,541 million ($116 million).

The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2007		2008	2008
Carrying amount	¥310,682		¥278,676	$2,791
Market value	487,724	(1)	309,355	3,098

(1)	A lock up reserve is deducted from the market value of Fortress shares.

Equity in earnings of equity-method investees, including those mentioned above, amounted to ¥53,367 million and ¥10,416 million ($104 million) for the years ended March 31, 2007 and 2008, respectively. Equity in earnings of equity-method investees are included in Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2007 and 2008 were ¥3,044 million and ¥10,036 million ($101 million), respectively.

19. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Commitments to extend credit	¥204,167	¥181,341	$1,816
Commitments to invest in partnerships	213,623	124,154	1,243

At March 31, 2008, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥181,341	¥64,448	¥31,975	¥33,518	¥51,400
Commitments to invest in partnerships	124,154	4,221	47,935	23,925	48,073

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,816	$645	$320	$336	$515
Commitments to invest in partnerships	1,243	42	480	240	481

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥12,464 million as of March 31, 2007 and ¥10,760 million ($108 million) as of March 31, 2008.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥3,251 billion for resale agreements and ¥5,788 billion for repurchase agreements at March 31, 2007 and ¥2,338 billion ($23 billion) for resale agreements and ¥5,579 billion ($56 billion) for repurchase agreements at March 31, 2008.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥843 billion and ¥462 billion ($5 billion) at March 31, 2007 and 2008, respectively.

        As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Subsequent Events

On April 11, 2008, Nomura Financial Partners Co., Ltd., a wholly-owned subsidiary, and its joint investors entered into a share purchase agreement among Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), a newly established entity for this transaction, The Ashikaga Bank Ltd. (“Ashikaga Bank”) and Deposit Insurance Corporation of Japan (“DICJ”). Ashikaga Holdings is scheduled to buy Ashikaga Bank’s shares from DICJ for ¥120 billion and to subscribe for Ashikaga Bank’s new shares for ¥160 billion on July 1, 2008.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2007 and 2008 were ¥33,731 million and ¥37,823 million ($379 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 18 Affiliated companies and other equity-method investees.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2007	2008	2008
Lease deposits	¥7,768	¥9,246	$93
Rent paid during the year	3,549	4,912	49

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2007:

Certain prior period amounts have been reclassified to conform to the current period presentation.

Millions of yen
Year ending March 31	March 31, 2007
2008	¥1,860
2009	1,595
2010	1,252
2011	951
2012	635
2013 and thereafter	795

Present value of minimum lease payments(1)	¥7,088

(1)	As interest is not material, it is not shown separately.

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2008:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2008
2009	¥501	$5
2010	374	3
2011	251	3
2012	164	2
2013	42	0
2014 and thereafter	1	0

Present value of minimum lease payments(1)	¥1,333	$13

(1)	As interest is not material, it is not shown separately.

Office buildings, land, equipment and facilities in the consolidated balance sheet include capital leases in the amount of ¥6,886 million and ¥1,350 million ($14 million) at March 31, 2007 and 2008, respectively.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2007:

Millions of yen
Year ending March 31	March 31, 2007
2008	¥12,217
2009	10,566
2010	8,444
2011	6,711
2012	5,676
2013 and thereafter	19,531

Total minimum lease payments	63,145
Less: Sublease rental income	(21,926)

Net minimum lease payments	¥41,219

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2008:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2008
2009	¥12,765	$128
2010	10,068	101
2011	8,290	83
2012	6,709	67
2013	5,557	56
2014 and thereafter	14,495	145

Total minimum lease payments	57,884	580
Less: Sublease rental income	(19,789)	(198)

Net minimum lease payments	¥38,095	$382

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

The German bank West LB AG (“WestLB”) issued two sets of High court proceedings in England against Nomura International plc (“NIP”) (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership.

WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitisation. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group. Nomura believes that the claims are without merit and it shall vigorously defend them.

Subsequent Event

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc, acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (“IPB”), a Czech bank. In June, 2000, the Czech National Bank placed IPB into forced administration and the administrator transferred IPB’s entire business to Ceskoslovenska obchodni banka, another Czech bank.

Two separate international arbitration proceedings with the Czech Republic arose out of the above circumstances. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations for fair and equitable treatment under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. In November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties as a result of which both of the international arbitration proceedings were terminated and the disputes with the Czech Republic resolved. On 6 June, 2008, in accordance with the settlement agreement, it was determined that the Czech Republic should pay to Nomura CZK 2.8 billion (approximately ¥18.7 billion) plus interest.

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2007		2008
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥972,547	¥49,618,605	¥3,325,218	¥70,659,948	$33,302	$707,661
Standby letters of credit and other guarantees	1,373	18,509	756	6,438	8	64

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of March 31, 2008:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,325,218	¥70,659,948	¥10,594,269	¥12,161,070	¥28,100,106	¥19,804,503
Standby letters of credit and other guarantees(1)	756	6,438	3,277	3,045	116	—

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2008.

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$33,302	$707,661	$106,102	$121,793	$281,423	$198,343
Standby letters of credit and other guarantees	8	64	33	30	1	—

20. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. On the other hand, these investments were accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP for the year ended March 31, 2007. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table below. With the application of SOP 07-1, all investments made by investment companies within the scope of the guide are carried at fair value for the year ended March 31, 2008, with changes in fair value recognized in the non-interest revenue line under Global Merchant Banking treated the same way as management reporting.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income (loss) before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

Year ended March 31, 2008
Non-interest revenue	¥395,887	¥145,192	¥81,305	¥74,795	¥86,637	¥63,535	¥847,351
Net interest revenue	6,131	(49,595)	1,804	(10,002)	4,004	37,733	(9,925)

Net revenue	402,018	95,597	83,109	64,793	90,641	101,268	837,426
Non-interest expenses	279,702	321,794	60,336	11,473	59,652	118,888	851,845

Income (loss) before income taxes	¥122,316	¥(226,197)	¥22,773	¥53,320	¥30,989	¥(17,620)	¥(14,419)

	Translation into millions of U.S. dollars
Year ended March 31, 2008
Non-interest revenue	$3,965	$1,454	$814	$749	$868	$636	$8,486
Net interest revenue	61	(496)	18	(100)	40	378	(99)

Net revenue	4,026	958	832	649	908	1,014	8,387
Non-interest expenses	2,801	3,223	604	115	598	1,190	8,531

Income (loss) before income taxes	$1,225	$(2,265)	$228	$534	$310	$(176)	$(144)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Net loss on trading related to economic hedging transactions	¥(38,383)	¥(9,740)	$(98)
Realized gain on investments in equity securities held for operating purposes	18,129	1,474	15
Equity in earnings of affiliates	53,169	4,743	48
Corporate items	(11,111)	(13,424)	(134)
Others	2,137	(673)	(7)

Total	¥23,941	¥(17,620)	$(176)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) from continuing operations before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Net revenue	¥1,057,746	¥837,426	$8,387
Unrealized gain (loss) on investments in equity securities held for operating purposes	(38,232)	(50,169)	(503)
Effect of consolidation/deconsolidation of private equity investee companies	71,587	—	—

Consolidated net revenue	¥1,091,101	¥787,257	$7,884

Non-interest expenses	¥680,457	¥851,845	$8,531
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—
Effect of consolidation/deconsolidation of private equity investee companies	88,886	—	—

Consolidated non-interest expenses	¥769,343	¥851,845	$8,531

Income before income taxes	¥377,289	¥(14,419)	$(144)
Unrealized gain (loss) on investments in equity securities held for operating purposes	(38,232)	(50,169)	(503)
Effect of consolidation/deconsolidation of private equity investee companies	(17,299)	—	—

Consolidated income from continuing operations before income taxes	¥321,758	¥(64,588)	$(647)

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) from continuing operations before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and Long-lived assets have been allocated on a revenues-and-expenses-from-external-customers-basis. Income from continuing operations before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2007	2008	2008
Net revenue(1):
Americas	¥99,476	¥66,071	$662
Europe	83,322	5,952	60
Asia and Oceania	24,906	38,302	383

Sub-total	207,704	110,325	1,105
Japan	883,397	676,932	6,779

Consolidated	¥1,091,101	¥787,257	$7,884

Income (loss) from continuing operations before income taxes(1):
Americas	¥(38,876)	¥(149,205)	$(1,494)
Europe	3,857	(92,745)	(929)
Asia and Oceania	2,922	6,140	61

Sub-total	(32,097)	(235,810)	(2,362)
Japan	353,855	171,222	1,715

Consolidated	¥321,758	¥(64,588)	$(647)

	2007	2008	2008
Long-lived assets:
Americas	¥134,200	¥99,993	$1,001
Europe	66,586	54,424	545
Asia and Oceania	7,962	7,454	75

Sub-total	208,748	161,871	1,621
Japan	394,838	336,867	3,374

Consolidated	¥603,586	¥498,738	$4,995

(1)	All prior year amounts have been reclassified to conform to the current year presentation.

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2007 and 2008.

21. Subsequent events:

None

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

The German bank West LB AG (“WestLB”) issued two sets of High court proceedings in England against Nomura International plc (NIP) (details of the claims were only made known to NIP in December 2006 and July 2007 respectively). These claims relate to Box Clever group (“Box Clever”) which was created by the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group in June 2000. The merger was financed by WestLB who provided a loan facility to Box Clever to purchase the relevant Thorn and Granada businesses. In June 2002, the cash flows from the rental business of Box Clever were securitized, with WestLB acting as the joint lead manager with a Canadian investment bank. In September 2003, Box Clever ran into financial difficulties and was placed into administrative receivership.

WestLB’s claims relate to NIP’s compilation and the provision and accuracy of information and projections regarding the financial strength of Thorn and the future performance of Box Clever in relation to the 2000 merger and 2002 securitization. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million with other unquantified losses, being the loss WestLB claims to have suffered following the failure of the Box Clever group. Nomura believes that the claims are without merit and it shall vigorously defend them.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (“NPI”), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (“IPB”), a Czech bank. On 16 June, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On 19 June, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (“CSOB”), another Czech bank. NPI and NIP have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations for fair and equitable treatment under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On 30 November 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings, Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential, but on 6 June, 2008, in accordance with the settlement agreement, it was determined that the Czech Republic should pay to Nomura CZK 2.8 billion (approximately ¥18.7 billion) plus interest.

CSOB is pursuing a legal action before the Czech courts seeking damages of up to $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On 5 October 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

On April 22, 2008, a former employee of the M&A Advisory Department of Nomura Securities Co., Ltd. (“NSC”) was arrested on suspicion of insider trading and on June 2, 2008 he was indicted. On April 25, 2008, the Board of Directors of NSC established an independent committee to investigate the information management system in NSC. On June 6, 2008, the committee concluded that there was no evidence NSC had breached insider trading regulations and relevant self-regulatory rules including those of the Japan Securities Dealers Association. The committee made recommendations to NSC regarding risk mitigation measures for possible similar incidents in the future. In response to the recommendations, NSC announced it was adopting preventative measures including controlling the flow of information, improving procedures for the hiring and training of staff, and reinforcing internal rules on stock trading. In accordance with the Financial Instruments and Exchange Act, NSC may be required by the order of the Financial Services Agency of Japan to report on its measures for improving business operation.

2. Stand-alone Financial Statements

(1) Stand-alone Financial Statements

A. Balance Sheet

		103rd Fiscal Year March 31, 2007		104th Fiscal Year March 31, 2008
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and time deposits		15,648		1,416
Certificate deposits		—		18,800
Money held in trust		55,371		78,533
Short-term loans receivable	*4	2,055,790		2,068,347
Advance payments to customers and others		11		14
Accounts receivable	*4	95,123		76,783
Accrued income		22,755		24,515
Deferred tax assets		1,677		1,370
Other current assets		3,566		2,354
Allowance for doubtful accounts		(8)		(6)

Total Current Assets		2,249,934	50.7	2,272,127	51.1
Fixed Assets
Tangible fixed assets	*1	54,163		52,216
Buildings		16,264		16,688
Furniture & fixtures		29,060		26,688
Land		8,839		8,839
Intangible assets		120,035		142,339
Software		120,035		142,339
Investments and others		2,013,907		1,983,128
Investment securities	*2	218,367		156,267
Investments in subsidiaries and affiliates (at cost)	*2	1,325,346		1,286,638
Other securities of subsidiaries and affiliates		16,426		26,021
Contributions to capital		777		767
Long-term loans receivable from subsidiaries and affiliates		317,400		309,000
Long-term guarantee deposits	*4	53,650		49,548
Long-term prepaid expenses		262		1,332
Deferred tax assets		68,288		131,793
Other investments		13,424		21,794
Allowance for doubtful accounts		(32)		(32)

Total Fixed Assets		2,188,105	49.3	2,177,683	48.9

TOTAL ASSETS		4,438,039	100.0	4,449,810	100.0

		103rd Fiscal Year March 31, 2007		104th Fiscal Year March 31, 2008
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*4	1,873,500		1,446,500
Bond due within one year		—		50,000
Deposits received		949		1,032
Accounts payable		21,204		23,051
Accrued expenses		7,874		12,617
Collaterals received	*4	92,920		57,035
Accrued income taxes		171		11,296
Accrued bonuses for employees		138		259
Other current liabilities		—		172

Total Current Liabilities		1,996,756	45.0	1,601,961	36.0
Long-term liabilities
Bonds payable		279,962		354,930
Long-term borrowings		683,000		1,067,000
Other long-term liabilities		2,993		2,257

Total Long-term liabilities		965,955	21.8	1,424,188	32.0

TOTAL LIABILITIES		2,962,711	66.8	3,026,149	68.0

		103rd Fiscal Year March 31, 2007		104th Fiscal Year March 31, 2008
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(NET ASSETS)
Shareholder’s equity
Common stock		182,800	4.1	182,800	4.1
Capital reserves
Additional paid-in capital		112,504		112,504
Other capital reserves		1,458		—

Total capital reserves		113,962	2.6	112,504	2.5
Earned surplus
Earned surplus reserve		81,858		81,858
Other Earned surplus
Reserve for specified fixed assets		19		16
General reserve		994,000		994,000
Earned surplus carried forward		112,981		79,442

Total earned surplus		1,188,858	26.8	1,155,315	26.0
Treasury stock		(77,717)	(1.8)	(78,296)	(1.8)

Total shareholder’s equity		1,407,903	31.7	1,372,324	30.8
Valuation and translation adjustments
Net unrealized gain on investments		67,013	1.5	34,914	0.8
Deferred gains or loss on hedges		(812)	(0.0)	5,023	0.1

Total valuation and translation adjustments		66,201	1.5	39,936	0.9
Subscription rights to shares		1,224	0.0	11,401	0.3

TOTAL NET ASSETS		1,475,328	33.2	1,423,661	32.0

TOTAL LIABILITIES AND NET ASSETS		4,438,039	100.0	4,449,810	100.0

B. Income Statement

		103rd Fiscal Year from April 1, 2006 to March 31, 2007		104th Fiscal Year from April 1, 2007 to March 31, 2008
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	86,963		103,971
Rent revenue	*2	37,005		37,890
Royalty on trademark	*3	21,162		19,870
Dividend from subsidiaries and affiliates		178,342		228,462
Others	*4	17,414		29,457

Total operating revenue	*8	340,886	100.0	419,649	100.0
Operating expenses
Compensation and benefits		4,656		15,039
Rental and maintenance	*5	44,880		44,742
Data processing and office supplies	*6	31,022		33,850
Depreciation and amortization		36,164		44,002
Taxes		1,337		1,750
Others	*7	5,385		6,703
Interest expenses		12,083		29,183

Total operating expenses	*8	135,528	39.8	175,269	41.8

Operating income		205,358	60.2	244,380	58.2

Non-operating revenue
Dividends received		2,117		2,708
Leveraged lease revenue		1,137		—
Investment enterprise partnerships revenue		26		492
Others		336		170

Total non-operating revenue	*8	3,616	1.1	3,369	0.8
Non-operating expenses
Investment enterprise partnerships loss		850		607
Bond issue expense		439		566
Others		464		345

Total non-operating expenses	*8	1,753	0.5	1,518	0.4

Ordinary income		207,221	60.8	246,231	58.7

		103rd Fiscal Year from April 1, 2006 to March 31, 2007		104th Fiscal Year from April 1, 2007 to March 31, 2008
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Special profits
Gain on sales of investment securities		16,327		7,300

Total special profits		16,327	4.8	7,300	1.7
Special losses
Loss on sales of investment securities		83		1,106
Loss on devaluation of investment securities		1,226		2,155
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		62,805		224,565
Loss on abandonment of fixed assets		3,322		3,221

Total special losses		67,436	19.8	231,048	55.0

Income before income taxes		156,112	45.8	22,483	5.4

Income taxes—current		12,501	3.7	13,445	3.2

Income taxes—deferred		(14,623)	(4.3)	(44,946)	(10.7)

Net income		158,235	46.4	53,985	12.9

C. Unconsolidated Statement of Changes in Net Assets

(103rd Fiscal Year from April 1, 2006 to March 31, 2007)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2006	182,800	112,504	2,014	114,518
Change in the term
Cash dividends(*)
Cash dividends
Reversal of reserve for specified fixed assets(*)
Reversal of reserve for specified fixed assets
Reversal of general reserve(*)
Net income
Purchase of treasury stock
Disposal of treasury stock			(556)	(556)
Other-net

Total change in the term	—	—	(556)	(556)

Balance at March 31, 2007	182,800	112,504	1,458	113,962

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2006	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Change in the term
Cash dividends(*)	—			(68,620)	(68,620)		(68,620)
Cash dividends	—			(45,775)	(45,775)		(45,775)
Reversal of reserve for specified fixed assets(*)		(4)		4	—		—
Reversal of reserve for specified fixed assets		(7)		7	—		—
Reversal of general reserve(*)			(26,000)	26,000	—		—
Net income				158,235	158,235		158,235
Purchase of treasury stock						(204)	(204)
Disposal of treasury stock						2,935	2,379
Other-net

Total change in the term	—	(11)	(26,000)	69,851	43,840	2,731	46,015

Balance at March 31, 2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Change in the term
Cash dividends(*)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for specified fixed assets(*)					—
Reversal of reserve for specified fixed assets					—
Reversal of general reserve(*)					—
Net income					158,235
Purchase of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)

Total change in the term	(17,748)	(812)	(18,560)	1,224	28,679

Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328

*	Items approved in the Board of Directors held on May 2006.

(104th Fiscal Year from April 1, 2007 to March 31, 2008)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2007	182,800	112,504	1,458	113,962
Change in the term
Cash dividends
Reversal of reserve for specified fixed assets
Net income
Purchase of treasury stock
Disposal of treasury stock			(1,458)	(1,458)
Other-net

Total change in the term	—	—	(1,458)	(1,458)

Balance at March 31, 2008	182,800	112,504	—	112,504

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903
Change in the term
Cash dividends	—			(86,866)	(86,866)		(86,866)
Reversal of reserve for specified fixed assets		(3)		3	—		—
Net income				53,985	53,985		53,985
Purchase of treasury stock						(3,525)	(3,525)
Disposal of treasury stock				(661)	(661)	2,947	828
Other-net

Total change in the term	—	(3)	—	(33,540)	(33,543)	(579)	(35,579)

Balance at March 31, 2008	81,858	16	994,000	79,442	1,155,315	(78,296)	1,372,324

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328
Change in the term
Cash dividends					(86,866)
Reversal of reserve for specified fixed assets					—
Net income					53,985
Purchase of treasury stock					(3,525)
Disposal of treasury stock					828
Other-net	(32,099)	5,835	(26,265)	10,177	(16,088)

Total change in the term	(32,099)	5,835	(26,265)	10,177	(51,667)

Balance at March 31, 2008	34,914	5,023	39,936	11,401	1,423,661

[Significant Accounting Policies]

103rd Fiscal Year	104th Fiscal Year
1. Basis and Methods of Valuation for Financial Instruments	1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities	(1) Other securities

a. Securities with market value	a. Securities with market value

Recorded at market value.	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

(Same as left)

b. Securities with no market value	b. Securities with no market value

Recorded at cost using the moving average method or amortized cost.	Recorded at cost using the moving average method or amortized cost.

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method.	(Same as left)

2. Basis and method of valuation for money held in trust	2. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method	(Same as left)

3. Depreciation and Amortization	3. Depreciation and Amortization

(1) Depreciation of tangible fixed assets	(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.	(Same as left)
The estimated useful lives are generally as follows:
Buildings 15 – 50 years	.
Furniture & fixtures 3 – 10 years

103rd Fiscal Year	104th Fiscal Year
(Change in Accounting)

Due to the revision of the Japanese Corporation Tax Law, the depreciation method of tangible fixed assets acquired on or after April 1, 2007 is changed in accordance with the revised Japanese Corporation Tax Law.

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 313 million yen.

(Additional information)

Along with the revision of the Japanese Corporation Tax Law in 2007, the remaining 5 % of the asset value of tangible fixed assets acquired before April 1, 2007 which have been depreciated to 95% of the acquisition price by the previous business year would be depreciated to the nominal value of 1 yen in equal annual installments over 5 years, and this amount is included in “Depreciation and amortization.”

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 295 million yen.

(2) Amortization of intangible assets	(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.	(Same as left)
The useful lives of software were based on those determined internally.

4. Translation of Assets and Liabilities Denominated in Foreign Currencies	4. Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

(Same as left)

5. Provisions	5. Provisions

(1) Allowance for doubtful accounts	(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(Same as left)

(2) Accrued bonuses	(2) Reserve for bonus payment

To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.	(Same as left)

6. Leasing Transactions	6. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.	(Same as left)

103rd Fiscal Year	104th Fiscal Year
7. Hedging Activities	7. Hedging Activities

(1) Hedge accounting	(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(Same as left)

(2) Hedging instruments and hedged item	(2) Hedging instruments and hedged item

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3) Hedging policy	(3) Hedging policy

As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.	As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4) Valuating the validity of hedging instruments	(4) Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(Same as left)

8. Other Important Items as Basis of Financial Statements	8. Other Important Items as Basis of Financial Statements

(1) Accounting for consumption taxes	(1) Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.	(Same as left)

(2) Application of consolidated tax return system	(2) Application of consolidated tax return system

The Company applies consolidated tax return system.	(Same as left)

[Change in Accounting]

103rd Fiscal Year	104th Fiscal Year
(Accounting Standards for presentation of Net Assets in the Balance Sheet)

From the year ended March 31, 2007, the Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan December 9, 2005, Corporate Accounting Standard Implementation Guidance No. 8).	—
This adoption had no effect on the statement of income for the year ended March 31, 2007.
The value corresponding to the previous “Shareholders’ Equity” is 1,474,916 million yen

(Accounting Standards for Stock Options, etc,)

From the year ended March 31,2007, the Company adopted the “Accounting Standards for Stock Options etc.” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standard No. 8), and “Implementation Guidance on Accounting Standards for Stock Option etc.” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standards Implementation Guidance No. 11).	—
As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 1,224 million yen.

(Accounting related to corporate bonds)

In accounting for cases in which there is a difference between the issue price of bonds and the bond value, previously the difference in the issue price was recognized in full as expense at the time of issue, but, in accordance with the revised “Accounting Standards for Financial Products” (Accounting Standards Board of Japan, August 11, 2006, Corporate Accounting Standard No.10), the Company has shifted to the method of recognizing on the balance sheet an amount calculated based on amortization of the bonds. The related effect on the statement of income for the year ended March 31,2007, is not significant.

—

[Change in Representation]

103rd Fiscal Year	104th Fiscal Year
(Non-operating expenses)

“Investment enterprise partnerships loss” is separately reported from the year ended March 31, 2007, because heir importance rose. They were included in “Other” (¥30 million) for the year ended March 31, 2006.	—
(Current Assets)

“Certificate deposits “included in “Cash and time deposits” as of March 31, 2007, is separately specified as of March 31 2008, along with amendment to “ Practical Guideline on Accounting Standard for Financial Instruments” (Accounting Committee Report No.14, July 4, 2007).

“Certificate deposits” included in “Cash and time deposit” as of March 31, 2007 is 14,700 million yen.

[Notes to the Financial Statements]

(Balance Sheets)

103rd Fiscal Year			104th Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:			*1. Accumulated depreciation on tangible fixed assets:

	Buildings Furniture & fixtures	¥22,949 (million) 49,800	Buildings Furniture & fixtures	¥23,769 (million) 50,221

	Total	72,749	Total	73,989

*2. Securities deposited			*2. Securities deposited

	The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥37,029 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.		The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥41,664 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

3. Financial guarantee (Note) 1			3. Financial guarantee (Note) 1

Principal and coupons of ¥258,200 million bonds issued by Nomura Securities Co., Ltd.

¥258,200 million

Commercial Paper with face value of US$1,461,375 thousand issued by Nomura Holdings America Inc.

¥172,515 million

Commercial Paper with face value of US$564,300 thousand and €452,500 thousand issued by Nomura International plc and derivative transactions worth US$359,710 thousand executed by Nomura International plc

¥180,271 million (Note) 2

Principal and coupons of ¥198,200 million bonds issued by Nomura Securities Co., Ltd.

¥198,200 million

Commercial Paper with face value of US$348,000 thousand and €702,000 thousand issued by Nomura International plc and derivative transactions worth US$550,589 thousand executed by Nomura International plc

¥201,079 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of ¥1,400 million.

¥1,400 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥1,400 million.

¥20,052 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$3,272,700 thousand, €2,498,500 thousand, AU$131,200 thousand, and ¥2,033,950 million.

¥2,825,892 million (Note) 2

Swap transactions worth US$251,323 thousand executed by Nomura Global Financial Products Inc.

¥29,669 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$4,099,700 thousand, €3,000,500 thousand, AU$193,700 thousand, and ¥2,011,400 million.

¥2,914,568 million (Note) 2

Swap transactions worth US$550,254 thousand executed by Nomura Global Financial Products Inc.

¥55,130 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Bank International plc with face value of US$42,680 thousand, €3,000 thousand, AU$15,000 thousand, and ¥13,000 million.

¥19,127 million

Guarantee of US$168 thousand in settlement of stock deals by Instinet Singapore Service Private Limited

        17 million yen

(Note)1	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.		(Same as left)

2	Includes co-guarantee with Nomura Securities Co., Ltd.

103rd Fiscal Year		104th Fiscal Year
		—

*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:		*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable	¥2,055,790 million	Short-term loans receivable	¥2,068,347 million
Accounts receivable	90,229	Accounts receivable	76,496
Long-term guarantee deposits	50,847	Long-term guarantee deposits	48,901
Short-term borrowings	1,747,500	Short-term borrowings	1,406,500
Deposits received	92,920	Deposits received	57,035
Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥37,592 million.		Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥44,454 million.

5. Commitments		5. Commitments

The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.		The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd. Nomura Securities Co., Ltd.
Total commitment available	¥750,000 million	Total commitment available	¥750,000 million
Less amount utilized	¥250,000	Less amount utilized	¥390,000

Balance available	¥500,000	Balance available	¥360,000

		The Nomura Trust and Banking Co., Ltd.
		Total commitment available	¥10,000 million
		Less amount utilized	—

		Balance available	¥10,000

(Income Statement)

103rd Fiscal Year		104th Fiscal Year
*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1	(Same as left)

*2 “Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2	(Same as left)

*3 “Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3	(Same as left)

*4 “Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4	(Same as left)

*5 Breakdown of Rental and maintenance		*5 Breakdown of Rental and maintenance

Real estate	¥34,320 million		Real estate	¥35,833 million
Furniture and fixtures	10,561		Furniture and fixtures	8,909

Total	44,880		Total	44,742

*6 Breakdown of Data processing and office supplies		*6 Breakdown of Data processing and office supplies

Data processing	¥31,019 million		Data processing	¥33,845 million
Office supplies	3		Office supplies	5

Total	31,022		Total	33,850

*7 Breakdown of Others		*7 Breakdown of Others

Training and data	¥2,641 million		Training and data	¥3,018 million
Water and electricity	920		Water and electricity	1,041
Others	1,824		Others	2,645

Total	5,385		Total	6,703

*8     Balance with Subsidiaries and Affiliates

         Operating revenue from subsidiaries and affiliates:

¥339,169 million

         Operating expenses to subsidiaries and affiliates:

¥76,847 million

         Non-operating revenue to subsidiaries and affiliates:

¥1,210 million

         Non-operating expenses to subsidiaries and affiliates:

¥1,671 million

*8     Balance with Subsidiaries and Affiliates

         Operating revenue from subsidiaries and affiliates:

¥418,541 million

         Operating expenses to subsidiaries and affiliates:

¥86,271 million

         Non-operating revenue to subsidiaries and affiliates:

¥44 million

         Non-operating expenses to subsidiaries and affiliates:

¥1,261 million

(Statement of Changes in Net Assets)

(103rd Fiscal Year from April 1, 2006 to March 31, 2007)

Treasury Stock
Type of shares	Common stock
End of prior year	59,822,266 shares
Increase	89,517 shares
Decrease	2,181,412 shares
End of current year	57,730,371 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	89,517 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	2,172,000 shares
Reduction related to buying to complete full trading units	9,412 shares

(104th Fiscal Year from April 1, 2007 to March 31, 2008)

Treasury Stock
Type of shares	Common stock
End of prior year	57,730,371 shares
Increase	2,344,149 shares
Decrease	2,187,576 shares
End of current year	57,886,944 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Results of share buyback program from the market, pursuant to its articles of incorporation in accordance with Article 459-1 of the Companies Act of Japan	1,718,500 shares
Purchasing shares from shareholders whose whereabouts are unknown	553,121 shares
Increase related to requests to purchase shares less than full trading units	72,528 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	2,174,800 shares
Reduction related to buying to complete full trading units	12,776 shares

(Leasing Transactions)

103rd Fiscal Year		104th Fiscal Year
1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:		1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)		(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)
	Furniture and fixtures			Furniture and fixtures
Acquisition cost	¥1,023 million		Acquisition cost	¥177 million
Accumulated depreciation	828		Accumulated depreciation	57

Year-end balance	195		Year-end balance	121

(2) Closing balance of the obligation under lease (See Note below.)		(2) Closing balance of the obligation under lease (See Note below.)

One year or less	¥173 million		One year or less	¥47 million
More than one year	23		More than one year	74

Total	195		Total	121

(3) Lease payments and depreciation expense		(3) Lease payments and depreciation expense

Lease payments	¥298 million		Lease payments	¥175 million
Depreciation expense	¥298 million		Depreciation expense	¥175 million

(4) The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.		(4)	(Same as left)

		2. Operating leases are as follows: Closing balance of the obligation under lease
			One year or less	¥2 million
			More than one year	7

			Total	10

(Note)	The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.	(Note	)	(Same as left)

(Securities Held)

(1)	Bonds Held to Maturity

None

(2)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	103rd Fiscal Year			104th Fiscal Year
	Book Value	Market Value	Difference	Book Value	Market Value	Difference
Subsidiaries	—	—	—	—	—	—
Affiliates	45,800	108,546	62,746	45,794	68,377	22,584

(3)	Other Securities with Market Value (Millions of yen)

	103rd Fiscal Year			104th Fiscal Year
	Cost	Book Value	Difference	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	51,927	161,334	109,407	41,584	102,273	60,689
Bonds	—	—	—	—	—	—
Others	13,253	17,671	4,418	2,863	3,663	801

Subtotal	65,180	179,005	113,825	44,447	105,936	61,489

Securities whose book value does not exceed cost
Equities	1,611	1,429	(182)	10,406	9,044	(1,361)
Bonds	—	—	—	—	—	—
Others	4,001	3,928	(73)	6,008	5,638	(369)

Subtotal	5,612	5,357	(255)	16,413	14,683	(1,730)

Total	70,791	184,362	113,570	60,860	120,619	59,759

(4)	Securities without Market Value (except those referred in (1) and (2) above)

	103rd Fiscal Year	104th Fiscal Year
	Book Value (Millions of yen)	Book Value (Millions of yen)
Bonds Held to Maturity	—	—
Other Securities	50,431	80,469
Recorded as Current Assets	—	18,800
Certificate deposits	—	18,800
Recorded as Fixed Asset	50,431	61,669
Equities (Unlisted equities, etc.)	27,466	23,335
Bonds (Unlisted bonds, etc.)	—	—
Others	22,965	38,334
Other securities of subsidiaries and affiliates	16,426	26,021
Other	6,539	12,313

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

103rd Fiscal Year		104th Fiscal Year
1. Breakdown of deferred tax assets and liabilities		1. Breakdown of deferred tax assets and liabilities
Deferred tax assets		Deferred tax assets

Loss on devaluation of securities	¥142,585 million	Loss on devaluation of securities	¥235,116 million
Loss on devaluation of fixed assets	4,135	Loss on devaluation of fixed assets	4,136
Net operating loss	1,135	Loss on abandonment of fixed assets	1,476
Others	3,764	Others	3,536

Sub Total deferred tax assets	151,618	Sub Total deferred tax assets	244,263
Valuation reserve	(35,063)	Valuation reserve	(83,265)

Total deferred tax assets	116,556	Total deferred tax assets	160,998
Deferred tax liabilities		Deferred tax liabilities
Net unrealized gain on investments	(46,568)	Net unrealized gain on investments	(24,369)
Reserve for specified fixed assets	(13)	Reserve for specified fixed assets	(11)

Others	(9)	Others	(3,454)

Total deferred tax liabilities	(46,590)	Total deferred tax liabilities	(27,835)

Net deferred tax assets	69,965	Net deferred tax assets	133,163

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application		2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

Statutory effective tax rate	41.0%	Statutory effective tax rate	41.0%
(Adjustments)		(Adjustments)
Permanent differences excluded from revenues	(46.9)	Permanent differences excluded from revenues	(417.0)
Permanent differences excluded from expenses	0.3	Permanent differences excluded from expenses	14.6
Valuation reserve	3.3	Valuation reserve	214.7
Others	1.1	Accumulated earning tax of overseas subsidiaries	9.1

Corporate tax rate after tax effect accounting	(1.4)	Income taxes - deferred	(1.8)

		Others	(0.8)

		Corporate tax rate after tax effect accounting	(140.1)

(Information on Per Share Data)

103rd Fiscal Year		104th Fiscal Year
Shareholders’ equity per share	¥772.51	Shareholders’ equity per share	¥740.17
Net income per share	¥82.97	Net income per share	¥28.27
Net income per share – diluted	¥82.59	Net income per share – diluted	¥28.07

(Note) The base data for calculating net income per share are as follows:

	103rd Fiscal Year	104th Fiscal Year
Net income per share
Net income (Millions of yen)	158,235	53,985
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	158,235	53,985
Average number of common stock during the fiscal year (Thousands of shares)	1,907,211	1,909,540

Net income per share – diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	8,629	13,544
(Increase due to stock acquisition right (Thousands of shares))	8,629	13,544

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect	—

(Stock Acquisition Right) Stock Acquisition Right No.11 (Resolved on June 28, 2006) Stock Acquisition Right No.15 (Resolved on July 12, 2007)

Stock Acquisition Right No.16 (Resolved on June 27, 2007)

See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

[Significant Subsequent Events]

103rd Fiscal Year	104th Fiscal Year
None	None

(3)	Others

None

[Translation]

Report of Independent Auditors

June 27, 2007

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2006 to March 31, 2007 which comprise the consolidated balance sheet, the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2007, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 30, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2007 to March 31, 2008 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2008, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 27, 2007

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 103rd fiscal period from April 1, 2006 to March 31, 2007 which comprise the balance sheet, the statements of income and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2007, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 30, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 104th fiscal period from April 1, 2007 to March 31, 2008 which comprise the balance sheet, the statements of income and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.